UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MuleSoft, Inc.

(Name of Subject Company)

MuleSoft, Inc.

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.000025 per share

Class B Common Stock, par value $0.000025 per share

(Title of Class of Securities)

Class A Common Stock—625207105

Class B Common Stock—None

(CUSIP Number of Class of Securities)

Rob Horton

SVP, Corporate Development & General Counsel

MuleSoft, Inc.

77 Geary Street, Suite 400

San Francisco, California 94108

(415) 229-2009

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael Ringler

Denny Kwon

Rezwan Pavri

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2099

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address

The name of the subject company is MuleSoft, Inc., a Delaware corporation (which we refer to as “MuleSoft” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to MuleSoft. The address of MuleSoft’s principal executive office is 77 Geary Street, Suite 400, San Francisco, California 94108. The telephone number of MuleSoft’s principal executive office is (415) 229-2009.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (which we refer to as this “Schedule 14D-9”) relates to the Class A common stock, $0.000025 par value per share, of MuleSoft (which we refer to as the “Class A common stock”) and Class B common stock, $0.000025 par value per share, of MuleSoft (which we refer to as the “Class B common stock”, and together with the Class A common stock, the “MuleSoft common stock”). As of March 28, 2018, (i) 94,416,981 shares of Class A common stock were issued and outstanding and (ii) 39,145,184 shares of Class B common stock were issued and outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address

MuleSoft, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of MuleSoft are set forth in “Item 1. Subject Company Information—Name and Address” above.

Exchange Offer

This Schedule 14D-9 relates to the exchange offer by Malbec Acquisition Corp., a Delaware corporation (which we refer to as the “Offeror”) and a wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (which we refer to as “Salesforce”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended from time to time, the “Schedule TO”), filed by the Offeror and Salesforce with the Securities and Exchange Commission (which we refer to as the “SEC”) on April 2, 2018, pursuant to which the Offeror is offering to acquire all of the issued and outstanding shares of MuleSoft common stock.

The terms and conditions of the offer are set forth in Salesforce’s prospectus/offer to exchange (which we refer to as the “offer to exchange”), which is part of a Registration Statement on Form S-4 (which we refer to as the “Form S-4”) that Salesforce has filed on April 2, 2018 with the SEC, and which, with the related letter of transmittal, together constitute the “offer.”

Each MuleSoft stockholder that participates in the offer will receive, for each share of MuleSoft common stock validly tendered and not validly withdrawn, the following consideration:

•	$36.00 in cash (which we refer to as the “cash consideration”); and

•	0.0711 of a share of Salesforce common stock, $0.001 par value per share (which we refer to as “Salesforce common stock”), together with cash in lieu of any fractional shares of Salesforce common stock (which we refer to as the “stock consideration”), in each case, without interest and less any applicable withholding taxes.

We refer to the cash consideration and the stock consideration above collectively as the “transaction consideration.”

The offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 20, 2018 (which we refer to as the “merger agreement”), by and among Salesforce, the Offeror and MuleSoft. A more complete description of the merger agreement is described in the offer to exchange under the caption “Merger Agreement” and a copy of the merger agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference.

Pursuant to the terms of the merger agreement, subject to the satisfaction or waiver of the offer conditions (as set forth in the merger agreement), upon the expiration of the offer, the Offeror is required to accept for payment, and pay for, all shares of MuleSoft common stock that are validly tendered and not validly withdrawn promptly after the expiration of the offer (or, at Salesforce’s election, concurrently with the expiration of the offer if all conditions to the offer have been satisfied or waived) (such time of acceptance, the “acceptance time”).

Promptly following the completion of the offer, upon the terms and subject to the conditions of the merger agreement, the Offeror will be merged with and into MuleSoft, with MuleSoft surviving as a wholly owned subsidiary of Salesforce (which we refer to as the “merger”). MuleSoft does not expect there to be a significant period of time between the consummation of the offer and the consummation of the merger. The merger will be effected pursuant to Section 251(h) of the Delaware General Corporation Law (which we refer to as the “DGCL”), which permits completion of the merger without a vote of the MuleSoft stockholders upon the acquisition by the Offeror of a majority of the aggregate voting power of shares of MuleSoft common stock that are then issued and outstanding (for the avoidance of doubt, assuming that shares of Class B common stock validly tendered (and not validly withdrawn) will convert into shares of Class A common stock upon the consummation of the offer). In the merger, each then-outstanding share of MuleSoft common stock, other than shares of MuleSoft common stock held in treasury, by Salesforce, MuleSoft or their respective subsidiaries and shares of MuleSoft common stock held by stockholders who have validly exercised their appraisal rights under the DGCL, will be cancelled and converted into the right to receive the transaction consideration.

The Offeror commenced (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”)) the offer on April 2, 2018. The offer and withdrawal rights will expire at 11:59 p.m., New York City time, on May 1, 2018, subject to extension in certain circumstances as required or permitted by the merger agreement, the SEC or applicable law.

The foregoing summary of the offer, the merger, the merger agreement and the transactions contemplated thereby (which we refer to as the “transactions”) is qualified in its entirety by the more detailed description contained in the offer to exchange and the merger agreement, each of which are filed as Exhibits (a)(1)(A) and (e)(1) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

This Schedule 14D-9 does not constitute a solicitation of proxies for any meeting of MuleSoft stockholders. MuleSoft is not asking for a proxy and you are requested not to send MuleSoft a proxy. Any solicitation of proxies that Salesforce or MuleSoft might make will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the Exchange Act.

As set forth in the Schedule TO, the principal executive offices of the Offeror and Salesforce are located at The Landmark @ One Market, Suite 300, San Francisco, California 94105, and the telephone number of their principal executive offices is (415) 901-7054.

Information relating to the offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website at www.sec.gov, or on the investor relations section of MuleSoft’s website at www.investors.mulesoft.com.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, including documents incorporated herein by reference, to the knowledge of MuleSoft, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding, nor any actual or potential conflict of interest, between MuleSoft or its affiliates, on the one hand, and (i) any of MuleSoft’s executive officers, directors or affiliates, or (ii) Salesforce, the Offeror or their respective executive officers, directors or affiliates, on the other hand.

For purposes of all of the MuleSoft agreements and plans described below, the consummation of the offer will constitute a “change in control.”

The MuleSoft board of directors (which we refer to as the “MuleSoft Board”) was aware of all such contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation—MuleSoft’s Reasons for the Offer and the Merger.”

Arrangements between MuleSoft and Salesforce

Merger Agreement

A summary of the material terms of the merger agreement described in the offer to exchange under the caption “Merger Agreement” is incorporated herein by reference. The merger agreement summary in the offer to exchange may not contain all of the information about the merger agreement that is important to MuleSoft stockholders, and MuleSoft stockholders are encouraged to read the merger agreement carefully in its entirety. The legal rights and obligations of the parties are governed by the specific language of the merger agreement and not by the summary described in the offer to exchange under the caption “Merger Agreement.”

The merger agreement is included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

Salesforce and MuleSoft entered into a confidentiality agreement, dated March 2, 2018, in connection with their evaluation of the potential business combination that resulted in the execution of the merger agreement. Pursuant to the confidentiality agreement, subject to certain customary exceptions, Salesforce and MuleSoft agreed to keep confidential all non-public information received from the other party. Salesforce and MuleSoft also agreed that the non-public information furnished by the other party pursuant to the confidentiality agreement would be used solely for the purpose of evaluating, negotiating and consummating the potential business combination.

Pursuant to the confidentiality agreement, Salesforce agreed that, except to the extent authorized by the MuleSoft Board, prior to the entry of a definitive agreement between the parties in respect of a possible transaction, neither Salesforce nor any of its subsidiaries or representatives would have any discussions or other communications with, extend any offer to or enter into any agreement, arrangement or understanding with, any director or executive officer of MuleSoft involved in discussions or negotiations relating to a possible transaction relating to (i) any retention, severance or other compensation, incentives or benefits that would be or would become payable to any directors or executive officers of MuleSoft in connection with a possible transaction, or (ii) any directorship, employment, consulting arrangement or other similar arrangement between any directors or executive officers of MuleSoft with Salesforce or any of its subsidiaries following the consummation of a possible transaction, provided that Salesforce, and its subsidiaries or representatives, would be permitted to make requests seeking the authorization of the MuleSoft Board as contemplated above (which authorization would not be unreasonably withheld).

The confidentiality agreement also contains a customary “standstill” provision. Pursuant to this “standstill” provision, Salesforce agreed, among other things, for a period of one year from the date of the confidentiality agreement, that none of Salesforce, any of its subsidiaries or any of its representatives acting on its behalf will, in any manner, directly or indirectly, acting alone or as part of a group: (a) acquire, agree to acquire, or publicly propose or offer to acquire (i) beneficial ownership of any equity securities of MuleSoft or any right to direct the voting or disposition of any equity securities of MuleSoft (other than any acquisitions of securities by or through any employee benefits plan sponsored by or affiliated with Salesforce or its subsidiaries) or (ii) ownership of any businesses, material properties or material assets of MuleSoft; (b) seek or attempt to effect, or publicly propose or offer to effect, (i) any merger, consolidation or other form of business combination transaction in each case with respect to MuleSoft, (ii) any acquisition of stock or material assets in each case with respect to MuleSoft (other than any acquisitions of securities by or through any employee benefits plan sponsored by or affiliated with Salesforce or its subsidiaries), or (iii) any recapitalization, restructuring, liquidation, dissolution or any other extraordinary transaction with respect to MuleSoft; (c) initiate, or knowingly induce or attempt to induce others to initiate any transaction referenced above or any stockholder proposal regarding MuleSoft or the MuleSoft Board or policies or any calling, holding or convening of a meeting of MuleSoft’s stockholders for any purpose; (d) seek or attempt to change, control or influence, or knowingly induce or attempt to induce others to change, control or influence the MuleSoft Board or any policies of MuleSoft or obtain representation on the MuleSoft Board or seek to influence or direct the vote of any holder of MuleSoft securities; (e) publicly disclose or take any action that would be reasonably expected to legally require MuleSoft or its representatives to disclose any plan or arrangement prohibited by the restrictions of the “standstill;” or (f) advise, assist or knowingly encourage any other person (including serving as a financing source for any other person) in connection with any of the matters prohibited by the restrictions of the “standstill.”

However, the “standstill” does not prohibit Salesforce or any other person from confidentially communicating to the MuleSoft Board any non-public proposals that do not require MuleSoft, Salesforce or any other person to make a public announcement regarding the confidentiality agreement, such proposal, a possible transaction or any of the matters prohibited by the restrictions of the “standstill.”

The “standstill” will no longer be in effect if at any time, (a) MuleSoft or any of its subsidiaries enters into a definitive agreement with a third party that would result in (i) the sale or other disposition of 50% or more of the consolidated assets of MuleSoft, (ii) an extraordinary transaction that would result in a change of control of MuleSoft (including if resulting in the MuleSoft shareholders immediately prior to completion of such transaction or series of related transactions owning less than 50% of the voting power of (or economic interest in) the surviving or resulting company) or (iii) the issuance, sale or other transfer of securities directly or indirectly constituting more than 50% of the outstanding voting securities of MuleSoft or (b) a tender offer or exchange offer is commenced by a person or group other than Salesforce or its affiliates seeking to acquire more than 50% of the outstanding voting securities of MuleSoft and the MuleSoft Board either accepts or recommends in favor of such offer or fails to publicly recommend that its stockholders reject such tender offer or exchange offer within 10 business days from the date of commencement of such offer, or thereafter withdraws or adversely qualifies the recommendation that its stockholders reject such tender offer or exchange offer.

The foregoing summary of the confidentiality agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the confidentiality agreement, filed as Exhibit (e)(4) to this Schedule 14D-9 and incorporated herein by reference.

Exclusivity Agreement

Salesforce and MuleSoft entered into an exclusivity agreement, dated March 8, 2018, which set forth certain terms on which Salesforce and MuleSoft would conduct negotiations regarding the potential business combination that resulted in the execution of the merger agreement. The exclusivity agreement provided for an exclusivity period that would terminate at 11:59 p.m. Pacific time on March 20, 2018, unless neither party provided a notice of termination by 5:00 p.m., Pacific time on the then-current expiration date, in which case the exclusivity period would automatically be extended for 24 hours. The exclusivity agreement required that MuleSoft not, and not permit any MuleSoft representative to, solicit or knowingly encourage the initiation or submission of any expression of interest, inquiry, proposal or offer from any person or entity (other than Salesforce and its representatives) relating to an “Acquisition Transaction” (as defined in the exclusivity agreement), participate in any discussions or negotiations or enter into any agreement with, or provide any information to, any person or entity (other than Salesforce and its representatives) relating to or in connection with a possible Acquisition Transaction, or respond to, consider or accept any proposal or offer from any person or entity (other than Salesforce and its representatives) relating to a possible Acquisition Transaction.

The exclusivity agreement also provided that MuleSoft would immediately terminate any ongoing discussions, communications or negotiations with other parties relating to any possible Acquisition Transaction and provide Salesforce with notice of any expression of interest, inquiry, proposal or offer relating to a possible Acquisition Transaction received by a board member or executive officer of MuleSoft or by any of MuleSoft’s financial or legal advisors from any person or entity (other than Salesforce or its representatives).

The foregoing summary of the exclusivity agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the exclusivity agreement, filed as Exhibit (e)(5) to this Schedule 14D-9 and incorporated herein by reference.

Arrangements between Salesforce, the Offeror and the Current Executive Officers, Directors and Affiliates of MuleSoft

MuleSoft’s directors and executive officers may have interests in the offer, the merger and the other transactions contemplated by the merger agreement that are different from, or in addition to, the interests of the MuleSoft stockholders generally. These interests may create potential conflicts of interest. The MuleSoft Board was aware of these interests and considered them, among other matters, in recommending the offer and approving the merger agreement and the transactions contemplated by the merger agreement, as more fully discussed below in “Item 4. The Solicitation or Recommendation—MuleSoft’s Reasons for the Offer and the Merger.”

Support Agreements

Concurrently with the execution of the merger agreement, on March 20, 2018, (i) Ross Mason, a co-founder of MuleSoft, (ii) MuleSoft Board members Greg Schott, Ann Winblad, Ravi Mhatre and Gary Little and certain of their affiliates, (iii) MuleSoft executive officers Simon Parmett, Rob Horton and Matthew Langdon and (iv) and NEA 15 Opportunity Fund, L.P., NEA Ventures 2013, L.P., New Enterprises Associates 14, L.P., New Enterprises 15, L.P., Lightspeed Venture Partners Select, L.P. and Lightspeed Venture Partners VII, L.P. ((i)-(iv) collectively the “supporting stockholders”) entered into two substantially similar Tender and Support Agreements with Salesforce and the Offeror (which we refer to as the “support agreements”). Subject to the terms and conditions of the support agreements, the supporting stockholders agreed, among other things, to:

•	cause all of such supporting stockholder’s shares of MuleSoft common stock to be validly and irrevocably tendered into the offer promptly following the delivery by Salesforce or the Offeror of written notice to each supporting stockholder on the expiration date of the offer specifying that all of the conditions to the offer have been satisfied (or are reasonably expected to be satisfied as of the expiration of the offer) or, where permissible, waived by the Offeror, assuming that all shares of MuleSoft common stock to be tendered by the supporting stockholders are in fact validly tendered and not validly withdrawn in the offer; and

•	certain restrictions on encumbering or transferring such shares of MuleSoft common stock.

Each support agreement terminates automatically upon the earliest to occur of the following: (a) termination of the merger agreement in accordance with its terms, (b) the consummation of the merger, (c) the entry without the prior written consent of such supporting stockholder into any amendment, waiver or modification to the merger agreement, or the terms of, or conditions to, the offer, that is adverse to the MuleSoft stockholders and (d) the date on which such supporting stockholder and Salesforce mutually agree to terminate the support agreement.

The shares of MuleSoft common stock subject to the support agreements represent approximately 1% of the shares of Class A common stock, 99% of the shares of Class B common stock and 30% of the shares of MuleSoft common stock outstanding as of March 28, 2018.

Shares of Class B common stock that are validly tendered (and not validly withdrawn) in the offer will automatically convert, on a one-to-one basis, into Class A common stock upon the consummation of the offer. If the shares of Class B common stock that are not tendered in the offer represent less than 15% of the aggregate number of shares of Class A common stock and Class B common stock outstanding upon the consummation of the offer (assuming that shares of Class B common stock validly tendered (and not validly withdrawn) in the offer are converted into shares of Class A common stock upon the consummation of the offer), then in accordance with the charter all of such non-tendered shares of Class B common stock will automatically convert, on a one-to-one basis, into shares of Class A common stock at the time specified in the charter. Assuming this conversion, the shares of MuleSoft common stock subject to the support agreements represent approximately 30% of the voting power of all outstanding shares of MuleSoft common stock as of March 28, 2018.

The foregoing summary of the support agreements does not purport to be complete and is qualified in its entirety by reference to the support agreements, copies of which have been filed as Exhibits (e)(2) and (e)(3) to this Schedule 14D-9 and incorporated by reference herein.

Current Executive Officers and Directors

MuleSoft’s current directors and executive officers are:

Name	Position
Greg Schott	Chief Executive Officer and Director
Marcus Ryu	Director
Mark Burton	Director
Michael Capellas	Director
Steven Collins	Director
Yvonne Wassenaar	Director
Gary Little	Director
Ravi Mhatre	Director
Ann Winblad	Director
Mark Dao	Chief Product Officer
Rob Horton	SVP, Corporate Development and General Counsel
Matthew Langdon	Chief Financial Officer
Simon Parmett	President, Field Operations

Effect of the Offer and the Merger on MuleSoft Common Stock and Equity Awards

Consideration for MuleSoft Common Stock in the Merger

The following table sets forth the number of shares of MuleSoft common stock beneficially owned as of March 28, 2018 by each of our executive officers and directors, excluding shares issuable upon exercise of stock options, vesting of restricted stock units or performance share units and the aggregate transaction consideration payable for such shares. Each holder of shares of MuleSoft common stock who otherwise would be entitled to receive a fraction of a share of Salesforce common stock under the merger agreement will receive cash, without interest, in an amount equal to such fractional part of a share of Salesforce common stock multiplied by the volume weighted average closing sale price of one (1) share of Salesforce common stock as reported on NYSE for the ten (10) consecutive trading days ending on the trading day immediately prior to the acceptance time (which we refer to as the “Salesforce trading price”), rounded to the nearest cent. The amounts in this table assume the merger occurs on March 19, 2018 and that the transaction consideration is $44.89. This information is based on the number of shares of MuleSoft common stock held by MuleSoft’s directors and executive officers as of March 28, 2018 and a price per share of Salesforce common stock of $124.98 (which is the closing sale price on March 19, 2018, the trading day preceding March 20, 2018, the date on which the execution of merger agreement was first publicly announced). The amounts set forth in the table below are as calculated before any taxes that may be due on such amounts are paid.

Name	Number of Shares Beneficially Owned	Cash Consideration for Shares ($)(1)	Number of Shares of Salesforce Common Stock for Shares	Total Value of Shares
Greg Schott	1,993,191	$71,754,915.51	141,715	$89,474,343.99
Marcus Ryu	0	0	0	0
Mark Burton	0	0	0	0
Michael Capellas	0	0	0	0
Steven Collins	0	0	0	0
Yvonne Wassenaar	0	0	0	0
Gary Little	65,032	$2,341,186.80	4,623	$2,919,286.48
Ravi Mhatre	14,196,296	$511,066,684.98	1,009,356	$637,271,727.44
Ann Winblad	668,108	$24,051,909.49	47,502	$29,991,368.12
Mark Dao	1,470	$52,943.21	104	$65,988.30
Rob Horton	282,460	$10,168,600.67	20,082	$12,679,629.40
Matthew Langdon	45,248	$1,628,933.96	3,217	$2,031,182.72
Simon Parmett	247,461	$8,908,617.42	17,594	$11,108,524.29

(1)	Includes cash for fractional shares of Salesforce common stock, calculated based on the Salesforce trading price.

Consideration for MuleSoft Options in the Merger—Generally

At the effective time of the merger (which we refer to as the “effective time”), each option to purchase shares of MuleSoft common stock that is outstanding and unexercised immediately prior to the effective time (each, a “MuleSoft option”) held by an individual who is an employee or service provider of MuleSoft (other than a non-employee director) at the effective time will be assumed and converted into an option to purchase, on the same terms and conditions as were applicable to such MuleSoft option prior to the effective time, the number of shares of Salesforce common stock (rounded down to the nearest whole share) determined by multiplying the number of shares of MuleSoft common stock subject to the MuleSoft option immediately prior to the effective time by the “equity award exchange ratio” (defined below), at an exercise price per share (rounded up to the nearest whole cent) determined by dividing the per share exercise price of the MuleSoft option by the equity award exchange ratio.

At the effective time, each MuleSoft option (whether vested or unvested) that is outstanding and held by an individual who is not employed by or providing services to MuleSoft (other than a former non-employee director) at the effective time will be cancelled and converted into the right to receive a cash payment equal to (1) the number of shares subject to the MuleSoft option immediately prior to the effective time multiplied by (2) the excess of the “per share cash equivalent consideration” (defined below) over the per share exercise price applicable to the MuleSoft option, less applicable tax withholdings.

As used in the offer to exchange, (1) the “per share cash equivalent consideration” means the sum of (a) the cash consideration plus (b) the product obtained by multiplying (i) the stock consideration by (ii) the Salesforce trading price and (2) the “equity award exchange ratio” means the quotient (rounded to four decimal places) obtained by dividing the per share cash equivalent consideration by the Salesforce trading price.

Consideration for MuleSoft Restricted Stock Units and Performance Share Units in the Merger—Generally

At the effective time, each MuleSoft restricted stock unit award that is outstanding immediately prior to the effective time (each, a “MuleSoft RSU award”) and MuleSoft performance share unit award that is outstanding immediately prior to the effective time (each, a “MuleSoft PSU award”) held by an individual who is a MuleSoft employee or service provider (other than a non-employee director) at the effective time will be assumed and converted into a restricted stock unit or performance share unit, as applicable, on the same terms and conditions as were applicable to such MuleSoft RSU award or MuleSoft PSU award prior to the effective time, relating to the number of shares of Salesforce common stock (rounded up to the nearest whole share) determined by multiplying the number of shares of MuleSoft common stock subject to the MuleSoft RSU award or MuleSoft PSU award by the equity award exchange ratio.

Consideration for MuleSoft Options and MuleSoft RSU Awards Held by Directors and Executive Officers in the Merger

Treatment of Director Equity Awards

As of March 28, 2018, MuleSoft’s non-employee directors held MuleSoft options to purchase 569,382 shares of MuleSoft common stock, with exercise prices ranging from $.0525 to $7.28. As of the same date, MuleSoft’s non-employee directors held MuleSoft RSU awards covering 7,572 shares and did not hold any MuleSoft PSU awards.

At the effective time, each MuleSoft option and MuleSoft RSU that is outstanding and held by a current or former non-employee director of MuleSoft will vest and be cancelled and converted into the right to receive the transaction consideration, with the cash consideration reduced by the aggregate per share price applicable to such MuleSoft option.

Please see “—Table of Estimated Consideration for Equity Awards” below for additional information.

Treatment of Executive Officer Equity Awards

As of March 28, 2018, MuleSoft’s executive officers held MuleSoft options to purchase 5,406,177 shares of MuleSoft common stock, with exercise prices ranging from $.0525 to $21.95. As of the same date, MuleSoft’s executive officers held MuleSoft RSU awards covering 155,191 shares and did not hold any MuleSoft PSU awards.

Assuming continued employment through the effective time, all MuleSoft options and MuleSoft RSU awards held by MuleSoft’s executive officers will be assumed and converted into awards covering shares of Salesforce common stock, as discussed above.

Pursuant to the terms of the equity award agreements governing each of the MuleSoft options and MuleSoft RSU awards held by each of the executive officers, if, on or within twelve months following the date of a change of control of MuleSoft, such as the completion of the offer, the executive officer’s employment is terminated by MuleSoft without cause (as such term is defined in the applicable equity award agreement) or the executive officer resigns for good reason (as such term is defined in the applicable equity award agreement), and provided the executive officer executes a general release in a form provided by MuleSoft at the time of his or her termination of employment, then vesting with respect to 50% of the then unvested shares subject to the MuleSoft option or MuleSoft RSU award will accelerate.

On or around March 19, 2018, each of the executive officers entered into a letter agreement with MuleSoft (which we refer to as the “letter agreement”) that will become effective immediately prior to the completion of a merger involving MuleSoft that constitutes a change of control of MuleSoft. Pursuant to the terms of the letter agreement, each executive officer waives the right to assert “Good Reason” under the terms of any equity award agreement with MuleSoft as a result of any changes to the executive officer’s duties, position, authority or responsibilities or the removal from such position and responsibilities. In addition, each executive officer agrees that if any payment or benefit that the executive officer would receive from an acquiror, MuleSoft or any other party would constitute a “parachute payment” within the meaning of Section 280G of the Code, then such payments will be reduced to such lesser amount as would result in no portion of the payments being subject to the excise tax.

As consideration for entering into their respective letter agreement, the equity awards held by Messrs. Dao, Horton, Langdon and Parmett were amended to provide that the number of unvested shares subject to an equity award that would vest upon a qualifying termination of employment in connection with a change of control would increase from 50% to 100%. The accelerated vesting percentage applicable to Mr. Schott’s equity awards in the event of a qualifying termination of employment in connection with a change of control did not change and remained at 50%. In addition, with respect to Mr. Horton and Mr. Langdon only, subject to their continued employment with MuleSoft, its acquiror, or one of their respective affiliates through the twelve-month anniversary of the closing of a change of control (or such earlier date mutually agreed to between the individual and the acquiror), the individual’s employment will terminate on such date and such termination will constitute a termination of employment without cause resulting in 100% accelerated vesting of the individual’s then unvested equity awards.

The foregoing description of the letter agreement does not purport to be complete and is qualified in its entirety by the full text of each letter agreement, copies of which have been filed as Exhibits (e)(6), (e)(7), (e)(8), (e)(9), (e)(10), (e)(11), (e)(12), (e)(13), and (e)(14) to this Schedule 14D-9 and are incorporated by reference herein.

Please see “—Table of Estimated Consideration for Equity Awards” below for additional information.

Table of Estimated Consideration for Equity Awards

Directors

The table below sets forth, for each of our non-employee directors, the aggregate number of MuleSoft options and MuleSoft RSU awards that are held by our non-employee directors as of March 28, 2018.

Name	Vested MuleSoft Options (#)(1)	Unvested MuleSoft Options (#)(2)	Value of MuleSoft Options ($)(3)	MuleSoft RSU Awards (#)(4)	Value of MuleSoft RSU Awards ($)(5)	Total ($)(6)
Mark Burton	281,172	16,876	13,110,490	—	—	13,110,490
Michael Capellas	88,560	44,232	5,012,898	—	—	5,012,898
Steven Collins	126,746	11,796	5,912,973	—	—	5,912,973
Gary Little	—	—	—	—	—	—
Ravi Mhatre	—	—	—	—	—	—
Marcus Ryu	—	—	—	3,786	169,954	169,954
Yvonne Wassenaar	—	—	—	3,786	169,954	169,954
Ann Winblad	—	—	—	—	—	—

(1)	Represents the number of MuleSoft options that are outstanding and vested in accordance with their terms as of March 28, 2018, assuming that such date occurs prior to the effective time.
(2)	Represents the number of MuleSoft options that will vest immediately prior to the effective time in accordance with the terms of the merger agreement, assuming the effective time occurs on March 28, 2018.
(3)	Equals (i) the number of shares of MuleSoft common stock subject to outstanding MuleSoft options as of March 28, 2018 (that is, the sum of the number of shares shown in the “Vested MuleSoft Options” and the “Unvested MuleSoft Options” columns), multiplied by (ii) (a) $44.89, the assumed price per share paid in connection with the merger based on the closing price of Salesforce common stock on March 19, 2018, reduced by (b) the exercise price of the MuleSoft option.
(4)	Represents the number of MuleSoft RSU awards that will vest immediately prior to the effective time in accordance with the terms of the merger agreement, assuming the effective time occurs on March 28, 2018.
(5)	Equals (i) the number of MuleSoft RSU awards, multiplied by (ii) $44.89, the assumed price per share paid in connection with the merger based on the closing price of Salesforce common stock on March 19, 2018.
(6)	Equals the sum of the amounts shown in the “Value of MuleSoft Options” and the “Value of MuleSoft RSU Awards” columns.

Executive Officers

The table below sets forth, for each of our executive officers, the aggregate number of vested MuleSoft options that are held by our executive officers as of March 28, 2018, and the aggregate number of unvested MuleSoft options and unvested MuleSoft RSU awards held by our executive officers as of March 28, 2018 that would accelerate upon a qualifying termination.

Name	Vested MuleSoft Options (#)(1)	Value of Vested MuleSoft Options ($)(2)	Accelerated Unvested MuleSoft Options Upon a Qualifying Termination (#)(3)	Value of Accelerated Unvested MuleSoft Options Upon a Qualifying Termination ($)(4)	Accelerated MuleSoft RSU Awards Upon a Qualifying Termination (#)(5)	Value of Accelerated MuleSoft RSU Awards Upon a Qualifying Termination ($)(6)	Total ($)(7)
Greg Schott	1,527,159	66,241,622	380,000	16,070,200	—	—	82,311,822
Mark Dao	456,810	17,281,122	460,580	17,423,741	—	—	34,704,863
Rob Horton	106,830	4,266,707	290,176	9,965,187	25,370	1,138,859	15,370,753
Matthew Langdon	554,116	23,649,671	51,931	2,216,415	43,271	1,942,435	27,808,521
Simon Parmett	528,073	21,951,646	670,502	22,208,970	86,550	3,885,230	48,045,846

(1)	Represents the number of MuleSoft options that are outstanding and vested in accordance with their terms as of March 28, 2018, assuming such date occurs prior to the effective time.
(2)	Equals (i) the number of shares of MuleSoft common stock shown in the “Vested MuleSoft Options” column, multiplied by (ii) (a) $44.89, the assumed price per share paid in connection with the merger based on the closing price of Salesforce common stock on March 19, 2018, reduced by (b) the exercise price of the MuleSoft option.
(3)	Represents the number of MuleSoft options that would vest upon a qualifying termination of employment immediately following the effective time, assuming the termination and effective time occurs on March 28, 2018. For Mr. Schott, this number represents 50% of the unvested shares subject to his MuleSoft options. For all other executive officers, this number represents 100% of the unvested shares subject to the executive officer’s MuleSoft options.
(4)	Equals (i) the number of shares of MuleSoft common stock shown in the “Accelerated Unvested MuleSoft Options Upon a Qualifying Termination” column, multiplied by (ii) (a) $44.89, the assumed price per share paid in connection with the merger based on the closing price of Salesforce’s common stock on March 19, 2018, reduced by (b) the exercise price of the MuleSoft option.
(5)	Represents the number of MuleSoft RSU awards that would vest upon a qualifying termination of employment immediately following the effective time, assuming the termination and effective time occurs on March 28, 2018. For Mr. Schott, this number represents 50% of the unvested shares subject to his MuleSoft RSU awards. For all other executive officers, this number represents 100% of the unvested shares subject to the executive officer’s MuleSoft RSU awards.
(6)	Equals (i) the number of MuleSoft RSU awards shown in the “Accelerated MuleSoft RSU Awards Upon a Qualifying Termination” column, multiplied by (ii) $44.89, the assumed price per share paid in connection with the merger based on the closing price of Salesforce’s common stock on March 19, 2018.
(7)	Equals the sum of amounts shown in the “Value of Vested MuleSoft Options,” “Value of Accelerated Unvested MuleSoft Options Upon a Qualifying Termination” and the “Value of Accelerated MuleSoft RSU Awards Upon a Qualifying Termination” columns.

MuleSoft Severance Policy

Each of our executive officers participates in MuleSoft’s Severance Policy, effective as of March 16, 2017 (which we refer to as the “severance policy”). Under the terms of the severance policy, if any eligible employee, including the executive officers, is terminated by MuleSoft or any of its subsidiaries other than for cause, as defined in the severance policy, death or disability, as defined in the severance policy, or if the eligible employee terminates his or her employment due to a constructive termination, as defined in the severance policy, the eligible employee will be entitled to receive severance benefits as exclusively provided for under the severance policy. Upon the occurrence of such an event, an eligible employee would be entitled to the following if such eligible employee timely signs and does not revoke a separation agreement and release of claims: (i) a lump-sum cash severance payment equal to the eligible employee’s rate of pay multiplied by the severance multiple, and (ii) a lump-sum cash payment equal to $250, multiplied by the severance multiple (which will be paid regardless of whether the eligible employee elects COBRA continuation coverage and can be used for any purpose by the eligible employee). The rate of pay for an eligible employee equals the value of one-week of the eligible employee’s base salary. The severance multiple equals four plus the eligible employee’s length of service. For purposes of the severance policy, length of service means the eligible employee’s number of years of continuous service with MuleSoft (with any partial years of continuous service rounded up) beginning with the eligible employee’s most recent hire date through the date of the qualifying termination, with any partial year of service rounded up to the next full year of service.

The table below sets forth, for each of our executive officers, the value of the benefits the executive officer would receive under the severance policy, assuming a qualifying termination of employment on March 28, 2018.

Name	Cash Severance Payment ($)(1)	Additional Payment ($)(2)	Total ($)
Greg Schott	94,231	3,500	97,731
Mark Dao	43,077	1,750	44,827
Rob Horton	49,760	2,250	52,010
Matthew Langdon	50,000	2,000	52,000
Simon Parmett	63,462	2,750	66,212

(1)	Represents the lump-sum cash severance payment equal to the executive officer’s rate of pay multiplied by the executive officer’s severance multiple.
(2)	Represents the lump-sum cash payment equal to $250 multiplied by the executive officer’s severance multiple, which will be paid regardless of whether the executive officer elects COBRA continuation coverage and can be used for any purpose by the executive officer.

Employee Stock Purchase Plan

Any MuleSoft employee who is not a participant in MuleSoft’s 2017 Employee Stock Purchase Plan (which we refer to as the “ESPP”) as of the date of the merger agreement may not become a participant in any offering periods in effect under the ESPP as of the date of the merger agreement (which we refer to as the “current ESPP offering periods”). If the current ESPP offering periods terminate prior to the effective time, then the ESPP will be suspended and no new offering period will commence under the ESPP prior to the termination of the merger agreement. If any current ESPP offering period is still in effect at the effective time, then the last day of such current ESPP offering period will be accelerated to a date before the closing date as specified by the MuleSoft Board or its designated committee. Subject to the consummation of the merger, the ESPP will terminate effective immediately prior to the effective time.

Employee Matters Following Closing

For a period of twelve months following the effective time, Salesforce has agreed to, with respect to each employee of MuleSoft who becomes an employee of Salesforce or its subsidiaries as of the effective time (which we refer to as the “continuing employees”), (a) maintain at least the same wage rate or base salary of each continuing employee and (b) provide employee benefits (including cash bonus opportunities, retirement, health and welfare benefits, but excluding equity compensation) that are, in the aggregate, in Salesforce’s discretion, either no less favorable to such continuing employee than (i) those in effect for such continuing employee immediately prior to the effective time or (ii) those in effect for similarly situated employees of Salesforce and its subsidiaries.

Salesforce also has agreed under the merger agreement to recognize years of service with MuleSoft or its subsidiaries under all employee benefit plans maintained by Salesforce or its affiliates for the benefit of continuing employees, except to the extent that any such recognition would result in a duplication of benefits, and to waive certain participation restrictions for continuing employees who become eligible to participate in Salesforce welfare plans. MuleSoft will terminate its 401(k) plan(s) as of the day immediately preceding the effective time if Salesforce provides timely, written notice requesting such termination in accordance with the merger agreement.

Rule 14d-10(d) Matters

The merger agreement provides that, prior to the acceptance time, the compensation committee of the MuleSoft Board will take certain actions with respect to compensation matters. The compensation committee of the MuleSoft Board, at a meeting on March 20, 2018, duly adopted resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (i) each arrangement related to certain payments made or to be made and certain benefits granted or to be granted according to employment compensation, severance and other employee benefit plans of MuleSoft, including MuleSoft’s 2017 Equity Incentive Plan, MuleSoft’s 2016 Equity Incentive Plan and MuleSoft’s 2006 Stock Plan, to certain holders of MuleSoft shares, MuleSoft options, MuleSoft RSU awards and MuleSoft PSU awards, (ii) the treatment of MuleSoft options, MuleSoft RSU awards and MuleSoft PSU awards, as applicable, in accordance with the terms of the merger agreement and (iii) certain provisions of the merger agreement relating to indemnification, insurance and other compensation and benefits provided to MuleSoft’s directors, executive officers and employees. In addition, the compensation committee of the MuleSoft Board will take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing arrangements.

Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. Subject to provisions set forth in MuleSoft’s amended and restated bylaws (which we refer to as the “bylaws”), the amended and restated certificate of incorporation of MuleSoft (which we refer to as the “charter”) contains provisions that limit the liability of MuleSoft’s directors and executive officers for monetary damages to the fullest extent permitted by the DGCL. The bylaws also contain provisions requiring MuleSoft to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to certain limitations. In addition, the bylaws provide that MuleSoft is obligated to advance expenses incurred by a director or executive officer in advance of the final disposition of any action or proceeding and MuleSoft is permitted to secure insurance on behalf of any executive officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether it would otherwise be permitted to indemnify him or her under the provisions of the DGCL.

MuleSoft also has entered into indemnification agreements with each of its directors and executive officers, the form of which is filed as Exhibit (e)(15) to this Schedule 14D-9 and is herein incorporated by reference.

Under the merger agreement, for a period of not less than six years after the effective time of the merger, Salesforce must, and must cause the surviving corporation in the merger to, indemnify and hold harmless, to the fullest extent permitted under applicable law and the organizational documents of MuleSoft or its subsidiaries, or any indemnification agreements in existence as of the date of the merger agreement that were provided to Salesforce, each current and former director and executive officer of MuleSoft and its subsidiaries against any costs and expenses in connection with any actual or threatened claims in respect of acts or omissions occurring or alleged to have occurred at or prior to the effective time of the merger, whether asserted or claimed prior to, at or after the effective time of the merger, in connection with such person serving as an executive officer, director, employee or other fiduciary of MuleSoft, any of its subsidiaries or any other person if such service was at the request or for the benefit of MuleSoft or any of its subsidiaries.

In addition, for a period of six years following the effective time of the merger, Salesforce is required to maintain in effect the provisions in the organizational documents of MuleSoft and any indemnification agreements in existence as of the date of the merger agreement that were provided to Salesforce (except to the extent such agreement provides for an earlier termination) regarding elimination of liability, indemnification of executive officers, directors and employees and advancement of expenses that are in existence as of the date of the merger agreement.

At or prior to the effective time of the merger, MuleSoft is required to purchase a directors’ and officers’ liability insurance and fiduciary liability insurance “tail” insurance policy for a period of six years after the effective time of the merger with respect to matters arising at or prior to the effective time of the merger, with a one-time cost not in excess of 250% of the last aggregate annual premium paid by MuleSoft for its directors’ and officers’ liability insurance and fiduciary liability insurance prior to the date of the merger agreement, and if the cost of such “tail” insurance policy would otherwise exceed such amount, MuleSoft may purchase as much coverage as reasonably practicable for such amount.

Section 16 Matters.

Pursuant to the merger agreement, prior to the effective time of the merger, MuleSoft and Salesforce have agreed to, as applicable, take all such steps as may be reasonably necessary or advisable hereto to cause any dispositions of equity securities of MuleSoft (including derivative securities) and acquisitions of equity securities of Salesforce pursuant to the transactions contemplated by the merger agreement by each individual who is a director or executive officer of MuleSoft subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to MuleSoft to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4. The Solicitation or Recommendation.

Recommendation of the MuleSoft Board

At a meeting held on March 20, 2018, after careful consideration, the MuleSoft Board, among other things, unanimously:

•	determined that the terms of the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger and the issuance of shares of Salesforce common stock in connection therewith, are fair to, and in the best interests of, MuleSoft and its stockholders;

•	determined that it is in the best interests of MuleSoft and its stockholders and declared it advisable to enter into the merger agreement;

•	approved the execution and delivery by MuleSoft of the merger agreement, the performance by MuleSoft of its covenants and agreements contained in the merger agreement and the consummation of the offer, the merger and the other transactions contemplated by the merger agreement upon the terms and subject to the conditions contained in the merger agreement;

•	approved the execution and delivery of the support agreements by the supporting stockholders and the performance of such supporting stockholders’ obligations under the support agreements; and

•	resolved to recommend, and recommended, that the MuleSoft stockholders accept the offer and tender their shares of MuleSoft common stock to the Offeror pursuant to the offer.

Accordingly, and for the reasons described in more detail below under “—MuleSoft’s Reasons for the Offer and the Merger,” the MuleSoft Board unanimously recommends that MuleSoft stockholders tender their shares of MuleSoft common stock pursuant to the offer.

A joint press release dated March 20, 2018 issued by MuleSoft and Salesforce announcing the offer, the merger and the other transactions contemplated by the merger agreement, is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

The MuleSoft Board regularly reviews our business and operations, financial performance, strategy and prospects as an independent company, with the goal of maximizing stockholder value. As part of this review, from time to time the MuleSoft Board has considered significant commercial partnerships and strategic acquisitions.

Over the past several years, MuleSoft has had numerous strategic discussions with Salesforce in connection with Salesforce’s prior investment in MuleSoft and the two companies’ long-standing commercial relationship. Salesforce participated in a number of MuleSoft’s private investment rounds beginning in 2013 and prior to MuleSoft’s initial public offering, but was not an investor in MuleSoft at the time the transaction was announced. In addition, MuleSoft has been a Salesforce customer for over a decade, and Salesforce has been a MuleSoft customer since 2013. As part of their investor and commercial relationships, Greg Schott, the Chairman and Chief Executive Officer, and other representatives of MuleSoft, on the one hand, and John Somorjai, Executive Vice President of Corporate Development and Salesforce Ventures, Alex Dayon, President and Chief Strategy Officer, and Bret Taylor, President and Chief Product Officer, and other representatives of Salesforce, on the other hand, have had discussions from time to time to better understand each other’s respective businesses, platforms and products, and to explore various ways in which they could collaborate in order to advance their shared business objectives.

Prior to February 2018, none of the discussions between representatives of MuleSoft and Salesforce involved the possibility of an acquisition of MuleSoft.

On February 2, 2018, Mr. Somorjai sent an email to Mr. Schott requesting a meeting to discuss various commercial matters, including joint business development ideas.

On February 12, 2018, Mr. Schott met with Mr. Somorjai, Mr. Dayon and Mr. Taylor, and the Salesforce executives discussed their strategic focus on creating a leading integration platform to enable connectivity among their customers. During the meeting, Mr. Somorjai suggested that Mr. Schott meet with Marc Benioff, the Chairman, Chief Executive Officer and co-founder of Salesforce, to further discuss these matters.

On February 26, 2018, Mr. Schott met with Mr. Benioff. During the course of this meeting, Mr. Benioff described the importance of an integration platform to Salesforce’s strategic plans, and observed that MuleSoft’s products could be the foundation of Salesforce’s integration platform. Mr. Benioff asked Mr. Schott if the MuleSoft Board would be open to the possibility of considering a combination of the two companies. Mr. Schott responded that, although MuleSoft was not for sale, the MuleSoft Board would consider in good faith any reasonable offer it received from Salesforce.

Later in the day on February 26, 2018, the MuleSoft Board held a special telephonic meeting. At the invitation of the MuleSoft Board, members of MuleSoft management and representatives of Wilson Sonsini Goodrich and Rosati (which we refer to as “WSGR”), MuleSoft’s outside legal advisors, attended the meeting. At this meeting, Mr. Schott described his recent discussions with executives of Salesforce and his conversation earlier that day with Mr. Benioff. Representatives of WSGR then advised the MuleSoft Board with respect to its fiduciary duties in connection with its evaluation of an acquisition proposal (should one be made), and led the MuleSoft Board through a review of procedural considerations in the event Salesforce submitted an acquisition proposal. The MuleSoft Board discussed the need to retain a financial advisor to assist in the evaluation of any acquisition proposal and other strategic alternatives. The MuleSoft Board instructed management to contact Goldman Sachs & Co. LLC (which we refer to as “Goldman Sachs”) for this purpose, based on its qualifications, expertise and reputation, as well as its familiarity with MuleSoft’s business (including as a result of Goldman Sachs having served as the lead underwriter in MuleSoft’s initial public offering in 2017 and periodic meetings between members of MuleSoft management and representatives of Goldman Sachs to discuss MuleSoft’s business, strategy and prospects since MuleSoft’s initial public offering). The MuleSoft Board also authorized MuleSoft management, in the event that Salesforce submitted a reasonable offer to the MuleSoft Board that was determined by MuleSoft management to merit further consideration, to enter into a confidentiality agreement with Salesforce to facilitate discussions between the parties.

On February 28, 2018, Mr. Schott had a meeting with Keith Block, the Vice Chairman, President and Chief Operating Officer of Salesforce, to further discuss the possibility of combining the two companies. No substantive business terms were proposed or discussed at that time, although Mr. Block previewed that Salesforce would likely be delivering a preliminary indication of interest within a couple of days.

On March 2, 2018, MuleSoft negotiated and entered into a confidentiality agreement with Salesforce, consistent with the MuleSoft Board’s instructions. The confidentiality agreement included a 12-month standstill provision, which did not restrict Salesforce from making confidential proposals to, or requesting a waiver of the standstill from, the MuleSoft Board. The confidentiality agreement also precluded Salesforce from engaging in any discussions with MuleSoft’s executive officers or other employees regarding any retention arrangements unless and until the MuleSoft Board granted express permission, which the MuleSoft Board only intended to grant following negotiation and agreement regarding the transaction consideration.

On March 2, 2018, MuleSoft received a nonbinding proposal from Salesforce in which Salesforce expressed an interest in acquiring MuleSoft for $38.00 per share, to be comprised of approximately 50% cash and 50% Salesforce common stock (the exchange ratio for which would be fixed at signing based on the unaffected trailing five-day volume weighted average price of Salesforce common stock). In its proposal, Salesforce indicated that it would be open to discussing a different mix of cash and Salesforce common stock if preferred by the MuleSoft Board, and that the transaction would not be subject to any financing condition. The proposal included a request for a three-week period of exclusive negotiations, as well as an indication that Salesforce would be willing to move quickly in an effort to sign a definitive agreement as early as the week of March 26, 2018. The proposal also indicated that Salesforce viewed the management team as important to the success of the combination and that, at the appropriate time and with the consent of the MuleSoft Board, Salesforce would look to engage in discussions with the management team related to their retention.

On March 4, 2018, the MuleSoft Board held a special meeting. At the invitation of the MuleSoft Board, members of MuleSoft management, representatives of Goldman Sachs and representatives of WSGR attended the meeting. At the meeting, the MuleSoft Board received an update on the nonbinding proposal received from Salesforce on March 2, 2018, and representatives of Goldman Sachs discussed various data related to Salesforce’s acquisition proposal, including the valuations of software companies (including MuleSoft), which were currently at or near all-time highs, a comparison of certain transaction premia implied by Salesforce’s proposal with similar transaction premia in selected technology transactions, and also a comparison of certain revenue multiples implied by Salesforce’s proposal with similar revenue multiples implied in selected software transactions. Representatives of Goldman Sachs noted that they would be prepared to present a more detailed financial analysis with respect to MuleSoft, Salesforce and the acquisition proposal at a subsequent MuleSoft Board meeting. In addition, the MuleSoft Board discussed various considerations in determining whether to engage in negotiations with Salesforce, including whether and how to respond to Salesforce’s proposal and whether to contact additional parties to gauge their interest in acquiring MuleSoft. Representatives of WSGR advised the MuleSoft Board on various processes the MuleSoft Board might consider in connection with its evaluation of a potential sale of MuleSoft. The MuleSoft Board noted that confidentiality, speed and certainty of execution were important considerations. In particular, the MuleSoft Board discussed the risks to MuleSoft’s business if there were any leaks (which would be exacerbated by contacting third parties), if due diligence, negotiations or exploration of strategic alternatives became protracted, or if Salesforce were to terminate strategic discussions and potentially find an alternative solution to its strategic needs. The MuleSoft Board also discussed the likelihood of third parties being interested in acquiring MuleSoft, and whether any such interested parties would be willing or able to offer more than Salesforce and consummate a transaction on the expedited timeline proposed by Salesforce, noting that Salesforce’s offer was a compelling initial offer by a credible acquirer. After thorough discussion, the MuleSoft Board instructed Goldman Sachs and MuleSoft management to provide a list of other parties that MuleSoft might consider contacting, to be discussed at a subsequent meeting. After further discussion, the MuleSoft Board authorized Mr. Schott to contact Mr. Benioff to convey that the MuleSoft Board was willing to consider a possible strategic transaction, that the MuleSoft Board’s initial view was that Salesforce’s offer would need to be significantly higher than $38.00 per share, and that the MuleSoft Board would need additional time to analyze MuleSoft’s standalone valuation. The representatives of Goldman Sachs then left the meeting, after which the MuleSoft Board discussed the proposed terms of Goldman Sachs’ engagement and the MuleSoft Board authorized MuleSoft management to engage Goldman Sachs as MuleSoft’s financial advisor in connection with the potential transaction.

On March 5, 2018, Mr. Schott held a telephone call with Mr. Benioff in which Mr. Schott conveyed the MuleSoft Board’s initial view that Salesforce’s offer price would need to be significantly higher than $38.00 per share, and also noted that the MuleSoft Board would need further time to analyze MuleSoft’s standalone valuation before providing a more specific response.

On March 7, 2018, the MuleSoft Board held a special meeting. At the invitation of the MuleSoft Board, members of MuleSoft management, representatives of Goldman Sachs and representatives of WSGR attended the meeting. The MuleSoft Board received an update on the March 5, 2018 conversation between Mr. Schott and Mr. Benioff following the last meeting of the MuleSoft Board. MuleSoft’s management then presented the long range financial plan previously approved by the MuleSoft Board (see below under the caption “—Projected Financial Information”), but with an extension by MuleSoft’s management of MuleSoft’s financial results over a longer term time horizon in order to facilitate a valuation analysis of the company. Following this presentation, representatives of Goldman Sachs discussed Salesforce’s acquisition proposal, discussed certain preliminary financial analyses performed by Goldman Sachs with respect to MuleSoft and Salesforce’s acquisition proposal and summarized market and financial perspectives and analyses with respect to Salesforce and its common stock. In this regard, the MuleSoft Board, together with MuleSoft’s management, and with representatives of Goldman Sachs and representatives of WSGR participating, discussed the benefits and drawbacks of an all-cash transaction versus a mixed cash-and-stock transaction, including various ways in which to structure a mixed cash-and-stock transaction, with the MuleSoft Board determining that an all-cash transaction would provide certainty of value for MuleSoft stockholders and could likely be completed more quickly than a mixed cash-and-stock transaction. Representatives of Goldman Sachs and MuleSoft’s management then led the MuleSoft Board in a discussion regarding other parties that MuleSoft might consider contacting to gauge their interest in a potential acquisition, including the likely interest of each such party, the financial ability of each such party to consummate a transaction and the willingness or ability of each such party to move quickly and to ascribe a valuation higher than the valuation proposed by Salesforce. After thorough discussion, the MuleSoft Board determined that none of the other parties would likely be willing or able to consummate an acquisition on superior terms than Salesforce would be likely to offer—in part due to the strategic fit between Salesforce and MuleSoft given the complementary businesses of the two companies and the prospects of an integration platform built on the products of both companies—or as quickly as Salesforce given the historical relationship between the two companies. The MuleSoft Board then discussed a range of possible responses to Salesforce. Following thorough deliberation, and informed by its view that a price of $45.00 per share would represent a premium to the next twelve month revenue multiples in the precedent software transactions identified by MuleSoft and its advisors and a transaction premium that would be comparable to those in precedent transactions, the MuleSoft Board authorized MuleSoft’s management to deliver a counter-proposal to Salesforce of a price of $45.00 per share, conditioned on announcing a transaction by the week of March 19, 2018. The MuleSoft Board concluded that if Salesforce were to agree to this price, MuleSoft would be willing to enter into exclusive negotiations with Salesforce for a brief period of time to see if a definitive agreement could be achieved.

Later on March 7, 2018, Mr. Schott communicated MuleSoft’s counter-proposal to Mr. Benioff as directed by the MuleSoft Board.

Later on March 7, 2018 and again on March 8, 2018, Mr. Somorjai called Mr. Schott to discuss the mix of consideration in the proposed transaction. During these calls, Mr. Schott conveyed the MuleSoft Board’s preference for an all-cash transaction, while Mr. Somorjai communicated that any acquisition of MuleSoft would need to include some Salesforce common stock in the purchase price. Mr. Somorjai communicated to Mr. Schott Salesforce’s view on the attractiveness of Salesforce common stock, even before reflecting the anticipated benefits of the proposed transaction and resulting value creation opportunity. Representatives of Bank of America Merrill Lynch and representatives of Goldman Sachs also discussed MuleSoft’s counter-proposal and the mix of consideration in the proposed transaction.

On March 8, 2018, MuleSoft received a revised proposal from Salesforce in which Salesforce offered to acquire MuleSoft for $45.00 per share, to be comprised of approximately 80% cash and 20% Salesforce common stock (the exchange ratio for which would be fixed at signing based on the unaffected trailing five-day volume weighted average price of Salesforce common stock). Salesforce’s revised proposal represented a premium of approximately 32% over the closing price of $34.10 per share of Class A common stock on March 7, 2018. In its revised proposal, Salesforce reiterated that the transaction would not be subject to any financing condition. Salesforce’s revised proposal included a request for exclusivity until March 20, 2018 and noted that Salesforce would be willing to work expeditiously towards completing its due diligence, negotiating definitive agreements and announcing a transaction as early as the week of March 19, 2018. Salesforce also expressed its belief that it could quickly obtain required approvals and promptly close the transaction.

On March 8, 2018, the MuleSoft Board held a special meeting. At the invitation of the MuleSoft Board, members of MuleSoft management, representatives of Goldman Sachs and representatives of WSGR attended the meeting. The MuleSoft Board received an update on the conversations between Mr. Schott and Mr. Benioff and Mr. Somorjai following the last meeting of the MuleSoft Board and a summary of the revised proposal from Salesforce. The MuleSoft Board then had a thorough discussion regarding the terms of Salesforce’s revised proposal, including certain matters related to the issuance of Salesforce common stock in the proposed transaction and the importance of having a low termination fee to facilitate a post-signing market check. Following discussion, the MuleSoft Board authorized MuleSoft management to enter into an exclusivity period to further discuss and negotiate the potential transaction with representatives of Salesforce. Following discussion, as well as an acknowledgement that the two companies had reached a preliminary agreement on the purchase price, the MuleSoft Board also authorized MuleSoft management to engage in discussions with Salesforce, upon Salesforce’s request, with respect to retention arrangements.

On March 8, 2018, MuleSoft entered into an agreement with Salesforce providing for exclusive negotiations through March 20, 2018.

On March 9, 2018, MuleSoft provided a virtual data room which provided substantial materials regarding MuleSoft’s business. Salesforce continued to conduct due diligence on MuleSoft throughout the negotiation period. Also on March 9, 2018, representatives of Salesforce’s outside counsel, Wachtell, Lipton, Rosen & Katz (which we refer to as “Wachtell Lipton”), sent drafts of a proposed definitive merger agreement and form of support agreement to representatives of WSGR.

Between March 12, 2018 and March 16, 2018, representatives of MuleSoft held a number of lengthy management meetings in person and by conference call with various representatives of Salesforce, during which in-depth financial, technological, legal and other due diligence was conducted, including meetings in Argentina on March 15, 2018 between Mr. Dayon and other employees of Salesforce and employees of MuleSoft based in Argentina.

On March 13, 2018, representatives of WSGR provided a revised draft of the definitive merger agreement to representatives of Wachtell Lipton, which, among other things, proposed a termination fee equal to 2.00% of the equity value of the transaction.

On March 14, 2018, representatives of WSGR provided a revised draft of the form of support agreement to representatives of Wachtell Lipton, which was finalized over the course of the next several days. During the course of these negotiations, representatives of Wachtell Lipton communicated Salesforce’s request to have certain MuleSoft stockholders, who held approximately 30% of the outstanding shares of MuleSoft common stock, sign the support agreement.

On March 15, 2018, members of MuleSoft management, along with representatives of WSGR and Goldman Sachs, held a conference call with members of Salesforce management regarding reverse legal and financial due diligence of Salesforce and Salesforce common stock.

Also on March 15, 2018, representatives of Wachtell Lipton provided a revised draft of the definitive merger agreement to representatives of WSGR, which, among other things, proposed a termination fee equal to 3.25% of the equity value of the transaction. On March 16, 2018, representatives of Wachtell Lipton formally requested on behalf of Salesforce permission for representatives of Salesforce to discuss retention arrangements with executives of MuleSoft, which permission was granted pursuant to the MuleSoft Board’s prior authorization.

On March 17, 2018, representatives of WSGR provided a revised draft of the definitive merger agreement to representatives of Wachtell Lipton, which, among other things, re-proposed a termination fee equal to 2.00% of the equity value of the transaction.

On March 18, 2018, during a conference call between representatives of WSGR and Wachtell Lipton to further negotiate the definitive merger agreement, representatives of Wachtell Lipton on behalf of Salesforce proposed a termination fee equal to 2.9% of the equity value of the transaction.

On March 18, 2018, the MuleSoft Board held a special meeting. At the invitation of the MuleSoft Board, members of MuleSoft management, representatives of Goldman Sachs and representatives of WSGR attended the meeting. Representatives of WSGR reviewed with the MuleSoft Board the terms of the latest draft of the definitive merger agreement, including the terms of the exchange offer, the obligation of MuleSoft not to solicit other offers between signing and closing (subject to certain exceptions), the circumstances under which MuleSoft could consider unsolicited acquisition proposals from third parties and accept a superior proposal from a third party, and the termination fee and termination fee triggers, all of which were still being negotiated. In addition, representatives of WSGR described the proposed retention arrangements that Salesforce was negotiating with certain executives of MuleSoft, and directed the MuleSoft Board to a summary of its fiduciary duties in connection with a potential sale of MuleSoft. The MuleSoft Board asked questions and discussions ensued. Thereafter, representatives of Goldman Sachs reviewed updated preliminary financial analyses with respect to the proposed transaction and discussed with the MuleSoft Board the implied premia and multiples of the proposed transaction, and summarized the various preliminary financial analyses performed by Goldman Sachs. The MuleSoft Board asked questions and discussions ensued, including a discussion regarding the implied projected next twelve month revenue multiples based on each of the MuleSoft Board approved long range financial plan and consensus Wall Street analyst estimates, which represented a premium as compared to precedent software transactions identified by MuleSoft and its advisors. Following this, the MuleSoft Board was requested to approve management engaging with representatives of New Enterprise Associates, MuleSoft’s largest stockholder, to finalize the form of support agreement with New Enterprise Associates required by Salesforce, and the MuleSoft Board approved this request. The MuleSoft Board asked questions and discussions ensued. After discussing the potential reasons for and against entering into a business combination with Salesforce, the MuleSoft Board resolved to reconvene following the finalization of the draft definitive merger agreement to further consider the transaction, and instructed MuleSoft management and WSGR to finalize the draft definitive merger agreement in accordance with its instructions.

Between the afternoon of March 18, 2018 and the morning of March 20, 2018, as instructed by the MuleSoft Board, representatives of WSGR continued to negotiate and finalized the draft definitive merger agreement with representatives of Wachtell Lipton, including with respect to the termination fee. Following these negotiations, during the morning of March 20, 2018, representatives of WSGR circulated the final form of the draft definitive merger agreement to the MuleSoft Board for its consideration.

On or around March 19, 2018, certain executives of MuleSoft entered into the letter agreements (as further described above under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Effect of the Offer and the Merger on MuleSoft Common Stock and Equity Awards—Treatment of Executive Officer Equity Awards”) with MuleSoft, to become effective immediately prior to the completion of the transaction, pursuant to which, among other things, some of their unvested shares would vest upon a qualifying termination, in consideration for them agreeing to waive certain rights under their equity award agreements.

In the afternoon of March 20, 2018, the MuleSoft Board held a special meeting. At the invitation of the MuleSoft Board, members of MuleSoft management, representatives of Goldman Sachs and representatives of WSGR attended the meeting. Representatives of WSGR presented the terms of the final form of the definitive merger agreement. Representatives of WSGR noted that the termination fee had been further negotiated down to approximately 2.75% of the equity value of the transaction, which was lower than the average of approximately 3.0% based on an analysis of selected transactions identified by MuleSoft and its advisors in which the acquired company did not conduct a pre-signing market check. Representatives of Goldman Sachs presented updated financial analyses of the consideration to be received by MuleSoft’s stockholders pursuant to the final form of the definitive merger agreement, and the final financial terms of Salesforce’s offer, including Salesforce’s proposed $36.00 in cash and 0.0711 of a share of Salesforce common stock per share of MuleSoft common stock. The MuleSoft Board discussed that, using the closing price of Salesforce common stock on March 19, 2018, the last trading day before that MuleSoft Board’s meeting, Salesforce’s offer represented an imputed value of $44.89 per share of MuleSoft common stock. Representatives of Goldman Sachs then rendered Goldman Sachs’ oral opinion to the MuleSoft Board, subsequently confirmed by delivery of a written opinion dated March 20, 2018, that, subject to the factors and assumptions set forth therein, the transaction consideration per share of MuleSoft common stock (which we refer to as the “transaction consideration per share”) to be paid to the holders (other than Salesforce and its affiliates) of shares of MuleSoft common stock taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to such holders. For more information about Goldman Sachs’ opinion, see below under the caption “—Opinion of MuleSoft’s Financial Advisor.”

Following discussion, the MuleSoft Board then unanimously (i) determined that the terms of the definitive merger agreement and the transactions contemplated thereby, including the offer and the merger and the issuance of shares of Salesforce stock in connection therewith, are fair to, and in the best interests of, MuleSoft and its stockholders, (ii) determined that it is in the best interests of MuleSoft and its stockholders and declared it advisable to enter into the definitive merger agreement, (iii) approved the execution and delivery by MuleSoft of the definitive merger agreement, the performance by MuleSoft of its covenants and agreements contained therein and the consummation of the offer, the merger and the other transactions contemplated by the definitive merger agreement upon the terms and subject to the conditions contained therein and (iv) resolved to recommend, and recommended, that the stockholders of MuleSoft accept the offer and tender their shares of MuleSoft common stock to Salesforce’s acquisition subsidiary, the Offeror, pursuant to the offer.

The MuleSoft Board then adjourned to allow the MuleSoft compensation committee to meet. The MuleSoft compensation committee discussed and then approved the employment compensation, severance and other employee benefit arrangements contemplated as part of the sale of MuleSoft to Salesforce, including the treatment of employee equity awards in the final form of the definitive merger agreement.

Immediately following the close of markets on March 20, 2018, MuleSoft and Salesforce signed the definitive merger agreement and issued a joint press release announcing the transaction.

MuleSoft’s Reasons for the Offer and the Merger

In evaluating the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger, the MuleSoft Board consulted with MuleSoft’s management, as well as Goldman Sachs, its financial advisor, and WSGR, its outside legal counsel. In the course of reaching its determination that the offer and the merger are in the best interests of MuleSoft stockholders, and its recommendation that MuleSoft stockholders accept the offer and tender their shares of MuleSoft common stock in the offer, the MuleSoft Board considered numerous factors, including the following material factors and benefits of the offer and merger, each of which the MuleSoft Board believed supported its unanimous determination and recommendation:

•

Offer Price. The MuleSoft Board considered the fact that the per share offer price of $36.00 in cash and 0.0711 of a share of Salesforce common stock represents a significant premium over the market prices at which the Class A common stock had been trading, including representing (based on the closing price of Salesforce common stock on March 19, 2018, which was the day before the date of the merger agreement) a (i) 35.9% premium over the closing price of $33.03 per share of Class A common stock on the day before the date of the merger agreement and (ii) 43.4% premium over the volume weighted average trading price of $31.31 per share of Class A common stock during the one-month period prior to the date of the merger agreement.

•	Implied Valuation. The MuleSoft Board considered the fact that the valuation of MuleSoft implied by the offer price was at a premium to the comparable software company and precedent software transaction multiples identified by MuleSoft and its advisors, in each case based on projected next twelve month revenue multiples.

•	Combined Resources, Complementary Products, Execution Risks in Remaining Independent, Partnership with Salesforce and Future Success. The MuleSoft Board carefully considered the current and historical financial condition, results of operations, business, competitive position and prospects of MuleSoft. Additionally, the MuleSoft Board also considered a number of other factors, including:

•	Combined Resources. The MuleSoft Board’s belief that the transaction would provide MuleSoft with the substantial resources necessary to expand its platform for building application networks that connect enterprise apps, data and devices across any cloud and on-premise. The MuleSoft Board considered that the combination between MuleSoft and Salesforce would enable MuleSoft to grow its Anypoint Platform and to support the Salesforce Integration Cloud, thereby enabling customers to connect data through enterprises across all public and private clouds and data sources and improving the customer data experience.

•	Complementary Products. The MuleSoft Board considered the complementary nature of the products and development capabilities of MuleSoft and Salesforce to enable the combined company to compete more effectively in current and prospective markets by offering greater breadth and depth in the data and integration software markets, an enhanced ability to develop new product offerings and the potential to build and deliver a larger business model across domestic and international markets.

•	Execution Risks in Remaining Independent. The MuleSoft Board considered a number of the business challenges that MuleSoft was facing, including the operational and business risks of operating as an independent company, the current competitive environment in MuleSoft’s industry as well as general uncertainty surrounding forecasted economic conditions, both in the near-term and long-term.

•	Strong Partnership. In the view of the MuleSoft Board, Salesforce has an excellent management team with a strong track record of growing businesses and is a global leader in customer relationship management.

•	Future Success. Given the stock component of the consideration payable to MuleSoft stockholders, MuleSoft stockholders will continue to be able to meaningfully participate in the future growth of Salesforce and, indirectly, MuleSoft.

•	Opinion of MuleSoft’s Financial Advisor. The MuleSoft Board considered Goldman Sachs’ oral opinion and analysis as of March 20, 2018, subsequently confirmed in writing, to the MuleSoft Board to the effect that, subject to the factors and assumptions set forth therein, the transaction consideration per share to be paid to the holders (other than Salesforce and its affiliates) of shares of MuleSoft common stock, taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to such holders. The MuleSoft Board was aware that Goldman Sachs became entitled to certain fees upon the announcement of the transactions and will become entitled to additional fees upon consummation of the merger. See “—Opinion of MuleSoft’s Financial Advisor.”

•	Certainty of Value and Liquidity; Potential Participation in Growth. The MuleSoft Board considered the form of the consideration payable to MuleSoft stockholders. The cash consideration will offer MuleSoft stockholders certainty as to value and liquidity, while the stock consideration will offer the ability to participate in the future growth of Salesforce and, indirectly, MuleSoft and to benefit from any potential appreciation that may be reflected in the value of Salesforce common stock (which future earnings growth rate may represent a different growth rate than MuleSoft’s business on a standalone basis), as well as the ability to attain liquidity should any of the MuleSoft stockholders choose not to retain their shares of Salesforce common stock.

•	Likelihood of Completion; Certainty of Payment. The MuleSoft Board considered its belief that the offer and the merger will likely be consummated, based on, among other factors:

•	the absence of any financing condition to consummation of the offer or the merger;

•	the reputation and financial condition of Salesforce;

•	the fact that holders of approximately 30% of the outstanding shares of MuleSoft common stock had agreed to tender their shares into the offer pursuant to the support agreements; and

•	MuleSoft’s ability to request the Delaware Court of Chancery to specifically enforce the merger agreement, including the consummation of the offer and the merger, subject to the terms and conditions therein.

•	Certain Management Projections. The MuleSoft Board considered certain financial projections for MuleSoft prepared by MuleSoft management, which reflected certain assumptions of MuleSoft’s senior management. For further discussion, see “—Projected Financial Information.”

•	Other Terms of the Merger Agreement. The MuleSoft Board considered other terms of the merger agreement, which are more fully described in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between MuleSoft and Salesforce—Merger Agreement.” Certain provisions of the merger agreement that the MuleSoft Board considered important included:

•	Ability to Respond to Certain Unsolicited Acquisition Proposals. The merger agreement permits the MuleSoft Board, in furtherance of the exercise of its fiduciary duties under Delaware law, to consider and engage in negotiations or discussions with third parties regarding alternative transactions under certain circumstances (see “Merger Agreement—No Solicitation of Other Offers by MuleSoft” in the offer to exchange);

•	Fiduciary Termination Right. The MuleSoft Board may terminate the merger agreement to accept a superior proposal if certain conditions are met, including providing Salesforce an opportunity to match such proposal and the payment of the termination fee to Salesforce (see “Merger Agreement—Termination of the Merger Agreement—Termination by MuleSoft” in the offer to exchange);

•	Low Termination Fee. Although MuleSoft must pay a termination fee as a condition to terminating the merger agreement to accept a superior proposal in the circumstances described above, the termination fee of 2.75% of the equity value of the transaction is relatively low compared to other selected transactions;

•	Conditions to Consummation of the Offer and the Merger; Likelihood of Closing. The fact that the Offeror’s obligations to purchase (and Salesforce’s obligation to cause the Offeror to purchase) shares of MuleSoft common stock in the offer and to close the merger are subject to limited and customary conditions, and the resulting belief of the MuleSoft Board that the offer and the merger are reasonably likely to be consummated; and

•

Extension of Offer Period. The fact that in the event that the conditions of the offer, with the exception of certain conditions, have not been satisfied or waived at the scheduled expiration of the offer, the Offeror must extend the offer for one or more periods of up to ten (10) business days until such conditions have been satisfied or waived, subject to the outside date provided in the merger agreement and the other terms and conditions of the merger agreement.

•	Appraisal Rights. The MuleSoft Board considered the availability of statutory appraisal rights under Delaware law in connection with the merger for MuleSoft stockholders.

In reaching its determinations and recommendations described above, the MuleSoft Board also considered the following potentially negative factors:

•	Announcement. The MuleSoft Board considered the fact that the announcement of the offer could result in a disruption of MuleSoft’s business and relationships with certain customers, suppliers, vendors and employees.

•	Interim Operating Covenants. The MuleSoft Board considered that the merger agreement imposes certain restrictions on the conduct of MuleSoft’s business prior to the consummation of the merger (see “Merger Agreement—Conduct of Business Before Completion of the Merger—Restrictions on MuleSoft’s Operations” in the offer to exchange).

•	Risks the Offer and the Merger May Not Be Completed. The MuleSoft Board considered the risk that the conditions to the offer may not be satisfied and that, therefore, the offer and the merger may not be consummated. The MuleSoft Board also considered the impact on MuleSoft if the offer and the merger were not consummated, including the likely negative impact on MuleSoft’s near-term stock price, diversion of management and employee attention, potential employee attrition and the potential negative effect on business relationships.

•	Interests of Directors and Executive Officers. The MuleSoft Board considered the potential conflict of interest created by the fact that MuleSoft’s executive officers and directors have financial interests in the transactions contemplated by the merger agreement, including the offer and the merger. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Salesforce, the Offeror and the Current Executive Officers, Directors and Affiliates of MuleSoft.”

•	Tax Consequences of the Receipt of Salesforce Common Stock. The MuleSoft Board considered the fact that the receipt of a combination of cash and shares of Salesforce common stock in exchange for the shares of MuleSoft common stock pursuant to the offer and the merger will be a taxable transaction to the MuleSoft stockholders for U.S. federal income tax purposes.

The foregoing discussion of the factors considered by the MuleSoft Board is intended to be a summary and is not intended to be exhaustive, but rather includes the material factors considered by the MuleSoft Board. After considering these factors, the MuleSoft Board concluded that the positive factors relating to the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger, substantially outweighed the potential negative factors. The MuleSoft Board collectively reached the unanimous conclusion to approve the merger agreement and the related transactions, including the offer and the merger, in light of the various factors described above and other factors that the members of the MuleSoft Board believed were appropriate. In view of the wide variety of factors considered by the MuleSoft Board in connection with its evaluation of the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger, and the complexity of these matters, the MuleSoft Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, and it did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the MuleSoft Board made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weights to different factors.

Intent to Tender

To MuleSoft’s knowledge, after making reasonable inquiry, all of MuleSoft’s executive officers and directors currently intend to validly tender (and not withdraw) or cause to be validly tendered (and not withdrawn) pursuant to the offer all shares of MuleSoft common stock held of record or beneficially owned by such persons immediately prior to the expiration of the offer, as it may be extended (other than shares of MuleSoft common stock for which such holder does not have discretionary authority). The foregoing does not include any shares of MuleSoft common stock over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of MuleSoft’s current directors or executive officers have entered into any agreement or arrangement with Salesforce, the Offeror or any of their respective affiliates regarding continued service with Salesforce, the surviving corporation in the merger or their respective affiliates after the effective time, it is possible that Salesforce or its affiliates may enter into employment or other arrangements with MuleSoft’s management in the future.

Projected Financial Information

MuleSoft does not as a matter of course issue public projections as to future performance or earnings beyond the current fiscal year or issue public projections for extended periods due to the unpredictability of the underlying assumptions and estimates. In connection with its 2018 annual planning process, MuleSoft’s management prepared financial projections for calendar years 2018 through 2021, which were reviewed by the MuleSoft Board and were, in connection with the financial analysis conducted by Goldman Sachs (see the discussion under the caption “—Opinion of MuleSoft’s Financial Advisor” below), later extended out to 2037 by MuleSoft’s senior management and reviewed by the MuleSoft Board. We refer to these financial projections and extensions collectively as the “projections.” The projections were provided to the MuleSoft Board and Goldman Sachs, and the portion of the projections for calendar years 2018 through 2021 were provided to Salesforce, during the evaluation of the offer, the merger and the other transactions contemplated by the merger agreement.

To give MuleSoft stockholders access to certain nonpublic information that was available to the MuleSoft Board at the time of the evaluation of the offer, the merger and the other transactions contemplated by the merger agreement, we have included the projections below.

The projections were developed from historical financial statements and a series of our management’s assumptions and estimates related to future trends, including assumptions and estimates related to future business initiatives for which historical financial statements were not available, and did not give effect to any changes or expenses as a result of the offer, the merger or the other transactions contemplated by the merger agreement.

The projections included below were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the guidelines established by American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles, or GAAP.

The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that the MuleSoft Board, Goldman Sachs, any of their affiliates, or any other recipient of this information (including Salesforce) considered, or now considers, such projections to be a reliable prediction of future results or any actual future events. None of MuleSoft, Goldman Sachs, Salesforce, any of their respective affiliates or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections included below. None of MuleSoft, Goldman Sachs, Salesforce or any of their respective affiliates intends to, and each of them disclaims any obligations to, update, revise or correct the projections if they are or become inaccurate (in the long term or the short term), except as may be required by applicable securities laws.

Our future financial results may materially differ from those expressed in the projections due to numerous factors, including many that are beyond our ability to control or predict. We cannot assure you that any of the projections will be realized or that our future financial results will not materially vary from the projections. Furthermore, while presented with numerical specificity, the projections necessarily are based on numerous assumptions, many of which are beyond our control and difficult to predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to our business, including with respect to future business initiatives and changes to our business model for which we have no historical financial data, which assumptions may not prove to have been, or may no longer be, accurate. The projections do not take into account any circumstances or events occurring after the date they were prepared, including the March 20, 2018 announcement of the offer, the merger and any of the transactions contemplated by the merger agreement or subsequent integration planning activities, and have not been updated since their respective dates of preparation. In addition, the projections do not take into account any adverse effects that may arise out of the termination of the offer, the merger and the other transactions contemplated by merger agreement, and should not be viewed as accurate or continuing in that context.

The projections were estimated in the context of the business, economic, regulatory, market and financial conditions that existed at that time, and the projections have not been updated to reflect revised prospects for our business, changes in general business, economic, regulatory, market and financial conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the projections were prepared. The projections cover multiple years, and such information by its nature becomes less reliable with each successive year. They should not be utilized as public guidance and will not be provided in the ordinary course of our business in the future.

The inclusion of the projections below should not be deemed an admission or representation by MuleSoft, Goldman Sachs, Salesforce or any of their respective affiliates with respect to such projections or that the projections included are viewed by MuleSoft, Goldman Sachs, Salesforce or any of their respective affiliates as material information regarding MuleSoft. MuleSoft in fact views the projections as non-material because of the inherent risks and uncertainties associated with such projections. The projections are not being included in this Schedule 14D-9 to influence your decision whether to tender your shares of MuleSoft common stock in the offer, but they are being included in this Schedule 14D-9 because such projections, or portions of these projections, were provided to the MuleSoft Board, Goldman Sachs and/or Salesforce.

The information from the projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding MuleSoft contained in our public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in our projections, stockholders are cautioned not to place undue, if any, reliance on the projections included in this Schedule 14D-9, including in making a decision as to whether to tender their shares of MuleSoft common stock in the offer.

The projections included in this Schedule 14D-9 have been prepared by, and are the responsibility of, MuleSoft’s management.

The following table presents the projections (which are unaudited) for the calendar years 2018 to 2021, and extended projections (which are unaudited) for the calendar years 2022 to 2037.

	Financial Projections (information for calendar years 2022 through 2037 are extended from management projections for calendar years 2018 through 2021)
FYE December 31 $ in millions	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
Total Revenue(1)	$449	$637	$937	$1,317	$1,750	$2,237	$2,792	$3,347	$3,844	$4,319	$4,745	$5,166	$5,572	$5,955	$6,304	$6,611	$6,900	$7,167	$7,445	$7,734
EBIT (Non-GAAP)(2)	$(57)	$(34)	$(11)	$25	$82	$168	$289	$441	$615	$792	$981	$1,188	$1,412	$1,647	$1,891	$2,049	$2,208	$2,365	$2,457	$2,552
Profit Before Tax (GAAP)(3)	$(99)	$(93)	$(95)	$(91)	$(73)	$(24)	$56	$170	$314	$465	$634	$825	$1,035	$1,260	$1,481	$1,620	$1,760	$1,899	$1,973	$2,049
EBITDA (Non-GAAP)(4)	$(50)	$(24)	$2	$42	$107	$199	$328	$494	$685	$876	$1,079	$1,301	$1,539	$1,789	$2,045	$2,215	$2,385	$2,552	$2,654	$2,758
Unlevered Free Cash Flow(5)	$(27)	$10	$38	$77	$132	$210	$324	$444	$573	$708	$847	$1,006	$1,175	$1,351	$1,534	$1,652	$1,774	$1,894	$1,970	$2,048
Unlevered Free Cash Flow Less Stock Based Compensation(6)	$(73)	$(53)	$(50)	$(43)	$(23)	$17	$91	$174	$273	$381	$501	$643	$798	$964	$1,124	$1,222	$1,325	$1,428	$1,486	$1,545

(1)	We define “Total Revenue” as the sum of the total subscription and services revenue attributable to MuleSoft.
(2)	We define “EBIT” as earnings attributable to MuleSoft, before interest expense and taxes.
(3)	We define “Profit Before Tax” as Total Revenue, less expenses, before tax.
(4)	We define “EBITDA” as earnings attributable to MuleSoft, before interest expense, taxes, depreciation and amortization.
(5)	We define “Unlevered Free Cash Flow” as cash flow before interest expense.
(6)	We define “Unlevered Free Cash Flow Less Stock Based Compensation” as Unlevered Free Cash Flow, less stock-based compensation.

As noted above, the projections reflect numerous estimates and assumptions made with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, including assumptions and estimates related to future business initiatives for which historical financial statements are not available, as well as matters specific to our business, all of which are difficult to predict and many of which are beyond our control.

This Schedule 14D-9 contains non-GAAP financial measures including EBIT, EBITDA and Unlevered Free Cash Flow. Our management included such measures in the projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of MuleSoft and the surviving corporation in the merger. A material limitation associated with the use of the above non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP.

The projections are forward-looking statements. For information on factors that may cause MuleSoft’s future results to materially vary, see “Item 8. Additional Information—Cautionary Statements Regarding Forward-Looking Statements.”

Opinion of MuleSoft’s Financial Advisor

Goldman Sachs delivered its opinion to the MuleSoft Board that, as of the date of the written fairness opinion and based upon and subject to the factors and assumptions set forth therein, the transaction consideration per share to be paid to the holders (other than Salesforce and its affiliates) of shares of MuleSoft common stock, taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated March 20, 2018, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A. Goldman Sachs provided advisory services and its opinion for the information and assistance of the MuleSoft Board in connection with its consideration of the transactions. The Goldman Sachs opinion does not constitute a recommendation as to whether or not any holder of shares of MuleSoft common stock should tender such shares of MuleSoft common stock in connection with the offer.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of MuleSoft and Salesforce for the three fiscal years ended December 31, 2017 and five fiscal years ended January 31, 2018, respectively;

•	MuleSoft’s Registration Statement on Form S-1, including MuleSoft’s prospectus contained therein, dated March 16, 2017;

•	certain other communications from MuleSoft and Salesforce to their respective stockholders;

•	certain publicly available research analyst reports for MuleSoft and Salesforce;

•	certain internal financial analyses and forecasts for MuleSoft prepared by its management as approved for Goldman Sachs’ use by MuleSoft (which we refer to as the “forecasts”) (for more information, see above under the caption “—Projected Financial Information”);

•	certain internal financial analyses and forecasts for Salesforce prepared by its management, in each case as approved for Goldman Sachs’ use by MuleSoft; and

•	certain analyses prepared by the management of MuleSoft related to the expected utilization of certain net operating loss carryforwards, as approved for Goldman Sachs’ use by MuleSoft (which we refer to as the “NOL forecasts”).

Goldman Sachs also held discussions with members of the managements of MuleSoft and Salesforce regarding their assessment of the strategic rationale for, and the potential benefits of, the transactions and the past and current business operations, financial condition and future prospects of MuleSoft and Salesforce; reviewed the reported price and trading activity for the Class A common stock and the Salesforce common stock; compared certain financial and stock market information for MuleSoft and Salesforce with similar information for certain other companies, the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the software industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate based upon its professional judgement.

For purposes of rendering its opinion, Goldman Sachs, with MuleSoft’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with MuleSoft’s consent that the forecasts and the NOL forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of MuleSoft. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of MuleSoft or Salesforce or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transactions will be obtained without any adverse effect on MuleSoft or Salesforce or on the expected benefits of the transactions in any way meaningful to its analysis. Goldman Sachs has also assumed that the transactions will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of MuleSoft to engage in the transactions or the relative merits of the transactions as compared to any strategic alternatives that may be available to MuleSoft; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to any acquisition of, or other business combination with, MuleSoft or any other alternative transactions. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Salesforce and its affiliates) of shares of MuleSoft common stock, as of the date of the opinion, of the transaction consideration per share to be paid to such holders, taken in the aggregate, pursuant to the merger agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the merger agreement or the transactions or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the transactions, including the allocation of the consideration payable pursuant to the merger agreement, including among the holders of Class A common stock and Class B common stock, the fairness of the transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of MuleSoft; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the executive officers, directors or employees of MuleSoft, or class of such persons, in connection with the transactions, whether relative to the transaction consideration per share to be paid to the holders (other than Salesforce and its affiliates) of shares of MuleSoft common stock, taken in the aggregate, pursuant to the merger agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which shares of Salesforce common stock will trade at any time or as to the impact of the transactions on the solvency or viability of MuleSoft or Salesforce or the ability of MuleSoft or Salesforce to pay their respective obligations when they come due.

Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of MuleSoft Board in connection with its consideration of the transactions and its opinion does not constitute a recommendation as to whether or not any holder of shares of MuleSoft common stock should tender such shares of MuleSoft common stock in connection with the offer. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the MuleSoft Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 19, 2018, the last trading day before the date of the public announcement of the merger agreement, and is not necessarily indicative of current market conditions.

For purposes of its analyses, Goldman Sachs calculated an implied transaction consideration per share to be paid to the holders of shares of MuleSoft common stock pursuant to the merger agreement based on the closing price per share of Salesforce common stock of $124.98 on March 19, 2018 by adding the $36.00 in cash consideration to an implied value for 0.0711 of a share of Salesforce common stock of $8.89 (determined by multiplying 0.0711 by the March 19, 2018 closing price for the Salesforce common stock of $124.98) to derive an implied transaction consideration per share of MuleSoft common stock of $44.89.

Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices for the shares of Class A common stock since MuleSoft’s initial public offering on March 17, 2017. This analysis indicated that the implied transaction consideration per share to be paid to the MuleSoft stockholders pursuant to the merger agreement represented:

•	a premium of 35.9% based on the closing price of $33.03 per share of Class A common stock on March 19, 2018, the last trading day prior to the date on which MuleSoft entered into the merger agreement; and

•	a premium of 43.4% based on the volume weighted average trading price of $31.31 per share of Class A common stock during the one-month period prior to the date of the merger agreement.

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for MuleSoft to corresponding financial information, ratios and public market multiples for the following publicly traded companies in the software industry (which we refer to as the “selected companies”):

Recent IPO Selected Companies

•	Alteryx, Inc.

•	Appian Corporation

•	MongoDB, Inc.

•	Okta, Inc.

•	Talend S.A.

•	Twilio Inc.

Other Selected Companies

•	Altassian Corporation Plc

•	HubSpot, Inc.

•	New Relic, Inc.

•	ServiceNow, Inc.

•	Splunk Inc.

•	Workday, Inc.

•	Zendesk, Inc.

Although none of the selected companies is directly comparable to MuleSoft, the companies included were chosen by Goldman utilizing its professional judgment because they are companies with operations, results, market sizes and product profiles that, for the purposes of analysis, may be considered similar to certain of MuleSoft’s operations, results, market sizes and product profiles.

Goldman Sachs calculated and compared the ratio of enterprise value to next twelve months revenue (which we refer to as the “NTM revenue multiple”) based on financial data as of March 19, 2018, IBES estimates and Bloomberg data for MuleSoft, Salesforce and the selected companies. Goldman Sachs first calculated the NTM revenue multiple for MuleSoft, Salesforce and the selected companies on each date during the two-year period ended March 19, 2018. For the selected companies, Goldman Sachs then took the median of each daily NTM revenue multiple over both the one-year and two-year periods ended March 19, 2018 and calculated the average of those medians for the respective one-year and two-year periods. For MuleSoft and Salesforce, Goldman Sachs calculated the average of the daily NTM revenue multiples over the one-year and two-year periods ended March 19, 2018. The following table summarizes the results of this analysis:

NTM Revenue Multiples
	1 Year Average	2 Year Average	Multiple as of March 19, 2018
MuleSoft	9.0x	NM	10.4x
Salesforce	6.0x	5.8x	6.9x
Other Selected Companies	7.4x	7.3x	9.5x
Recent IPO Selected Companies	7.7x	NM	8.8x

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to certain selected transactions in the software industry since 2011 (which we refer to as the “selected transactions”). The following table presents the results of this analysis:

Selected Transactions
Announcement Date	Acquirer	Target	NTM Transaction Revenue Multiple
October 24, 2011	Oracle Corporation	RightNow Technologies, Inc.	5.6x
December 3, 2011	SAP AG	SuccessFactors, Inc.	8.7x
February 9, 2012	Oracle Corporation	Taleo Corporation	5.3x
May 22, 2012	SAP AG	Ariba, Inc.	7.7x
December 20, 2012	Oracle Corporation	Eloqua, Inc.	8.2x
June 4, 2013	Salesforce	ExactTarget, Inc.	6.6x
July 23, 2013	Cisco Systems, Inc.	Sourcefire, Inc.	8.1x
December 20, 2013	Oracle Corporation	Responsys, Inc.	6.9x
September 19, 2014	SAP SE	Concur Technologies, Inc.	9.6x
September 29, 2014	Vista Equity Partners	TIBCO Software Inc.	3.7x
October 21, 2015	Silver Lake Partners LP/Thoma Bravo, LLC	SolarWinds, Inc.	8.0x
April 28, 2016	Oracle Corporation	Textura Corporation	6.1x
May 31, 2016	Vista Equity Partners	Marketo, Inc.	5.9x
June 1, 2016	Salesforce	Demandware, Inc.	8.9x
June 13, 2016	Microsoft Corporation	LinkedIn Corporation	6.8x
July 28, 2016	Oracle Corporation	NetSuite, Inc.	9.1x
January 24, 2017	Cisco Systems, Inc.	AppDynamics, Inc.	12.2x
January 29, 2018	SAP SE	Callidus Software Inc.	8.4x
Median			7.9x

Although none of the selected transactions are directly comparable to the transactions, the selected transactions were chosen by Goldman Sachs utilizing its professional judgment because the target companies in the selected transactions were companies within an industry that, for the purposes of analysis, may be considered similar to the industry in which MuleSoft operates.

For each of the selected transactions, Goldman Sachs calculated and compared the estimated transaction enterprise value, which is (x) the announced per share consideration paid or payable in the applicable transaction multiplied by the number of diluted outstanding shares of the target company plus (y) the net debt of the target company, in each case based on data obtained from public filings, as a multiple of the target’s estimated next twelve months’ revenue from the announcement date of the transaction based on IBES consensus estimates and Wall Street Research (which we refer to as the “NTM transaction revenue multiple”).

Goldman Sachs also calculated that the revenue multiple applicable to the transactions using MuleSoft’s calendar year 2018 projected revenues included in the forecasts at the implied transaction price was 14.4x.

Goldman Sachs then applied an illustrative range of NTM transaction revenue multiples of 9.0x to 12.0x to MuleSoft’s estimated revenue for the year ended December 31, 2018, as provided in the forecasts, to derive a range of implied enterprise values from which Goldman Sachs subtracted MuleSoft’s net debt, as provided by the management of MuleSoft, to derive a range of implied equity values that Goldman Sachs then divided by the number of fully diluted outstanding shares of MuleSoft common stock as provided by the management of MuleSoft, to derive a range of implied equity values per share of MuleSoft common stock of $29.18 to $37.93. The illustrative range was selected by Goldman Sachs based on its professional judgment and experience, taking into consideration, among other things, the observed multiples for the selected transactions.

Premia Analysis. Goldman Sachs reviewed and analyzed, using publicly available and Thomson SDC data, the acquisition premia for acquisition transactions announced during the time period from 2012 through 2017 involving a public company in the technology industry as the target where the disclosed transaction value was greater than $500 million. For the entire period, using publicly available information, Goldman Sachs calculated the median, 25th percentile and 75th percentile premia of the price paid in the transactions relative to the target’s last closing price per share one day prior to the date of the announcement of the transaction. This analysis indicated a median premium of 28% across the period. This analysis also indicated a 25th percentile premium of 17.8% and 75th percentile premium of 41.5% across the period. Using this analysis, Goldman Sachs applied a reference range of illustrative premiums of 20.0% to 40.0% to the closing price per share of Class A common stock of $33.03 as of March 19, 2018 and calculated a range of implied equity values per share of MuleSoft common stock of $39.64 to $46.24. The illustrative range was selected by Goldman Sachs based on its professional judgment and experience, taking into consideration, among other things, the observed premia for the transactions.

In addition, Goldman Sachs reviewed and analyzed, using publicly available and Thomson SDC data, the acquisition premia represented by the closing price per share one day prior to the date of the announcement of the transaction for the same set of transactions outlined above after they had been categorized according to the percentage of the 52-week high trading price per share represented by the closing price per share one day prior to the date of the announcement of the transaction. The results of this analysis were as follows:

% of 52-week High Represented by Closing Price One Day Prior to Announcement	Number of Transactions	Average One-Day Premium Paid
Less than 50%	5	50%
50-60%	6	52%
60-70%	19	33%
70-80%	13	32%
80-90%	17	29%
90-100%	60	25%

This analysis indicated a 25th percentile premium of 14.5% and 75th percentile premium of 34.9% for companies with closing prices per share one day prior to the date of the announcement of the transaction that were within 90% to 100% of their 52 week high, as was the case for MuleSoft (which had a 52 week high of $34.90 as of March 14, 2018). Using this analysis, Goldman Sachs applied a reference range of illustrative premiums of 15.0% to 35.0% to the undisturbed closing price per share of MuleSoft common stock of $33.03 as of March 19, 2018 and calculated a range of implied equity values per share of MuleSoft common stock of $37.98 to $44.59.

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of the future price per share of MuleSoft common stock using the forecasts, which is designed to provide an indication of the present value of a theoretical value of MuleSoft’s equity as a function of MuleSoft’s one-year forward revenue estimates. For this analysis, Goldman Sachs used certain financial information from the forecasts for each of the fiscal years ended December 31, 2019, 2020 and 2021.

Goldman Sachs first calculated illustrative enterprise values of MuleSoft for the fiscal years ended December 31, 2019, 2020 and 2021 by multiplying the respective one-year forward revenue estimates for the fiscal years ended December 31, 2019, 2020 and 2021 from the forecasts by enterprise value to revenue multiples ranging from 7.0x to 8.0x. The illustrative multiples were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical trading data and the current and historical enterprise value to revenue multiples for MuleSoft and the selected companies. Goldman Sachs then subtracted the assumed amount of net debt as of the relevant year-end per the forecasts from such enterprise values in order to calculate the implied future equity values. The implied future equity values in turn were divided by the projected year-end diluted shares of MuleSoft common stock outstanding, which were calculated based on the fully diluted shares outstanding at December 31, 2017 and a 1.75% year-over-year share count dilution, as provided by MuleSoft’s management. Goldman Sachs then calculated the present values of each implied future value per share of

MuleSoft common stock by discounting the implied future values per share of MuleSoft common stock to December 31, 2017, using a discount rate of 13.0%, reflecting Goldman Sachs’ estimate of MuleSoft’s cost of equity. Goldman Sachs derived such discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including an estimated beta for MuleSoft, as well as certain financial metrics for the United States financial markets in general. The following table summarizes the results of Goldman Sachs’ analysis:

Year Ended December 31	Implied Present Value Per Share of MuleSoft Common Stock Based on Illustrative Enterprise Value to Revenue Multiple of 7.0x to 8.0x
2019	$26.91–30.49
2020	$33.76–38.34
2021	$40.89–46.49

Illustrative Discounted Cash Flow Analysis. Using the forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on MuleSoft. Using discount rates ranging from 11.0% to 14.0%, reflecting Goldman Sachs’ estimate of MuleSoft’s weighted average cost of capital, Goldman Sachs discounted to present value as of December 31, 2017 (i) estimates of unlevered free cash flow for MuleSoft for the years 2018 through 2037 as reflected in the forecasts and (ii) a range of illustrative terminal values for MuleSoft, which were calculated by applying perpetuity growth rates ranging from 2.0% to 4.0%, to a terminal year estimate of the free cash flow to be generated by MuleSoft, as reflected in the forecasts (which analysis implied exit terminal year NTM EBITDA multiples ranging from 4.7x to 8.0x). In addition, using discount rates ranging from 11.0% to 14.0%, Goldman Sachs discounted to present value as of December 31, 2017 estimates for MuleSoft’s net operating losses (which we refer to as “NOLs”) per share, based on the estimated benefits of NOLs for the years 2018 through 2027 as provided by management, as reflected in the NOL forecasts (which we refer to as the “NOL analysis”). Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including MuleSoft’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for MuleSoft, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived ranges of illustrative enterprise values for MuleSoft by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for MuleSoft the net debt of MuleSoft, in each case, as provided by the management of MuleSoft to derive a range of illustrative equity values for MuleSoft. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of MuleSoft common stock, as provided by the management of MuleSoft to derive a range of illustrative present values per share ranging from $20.21 to $38.31 including the net present value of the NOLs reflected in the NOL analysis.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to MuleSoft or Salesforce or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the MuleSoft Board as to the fairness from a financial point of view to the holders (other than Salesforce and its affiliates) of shares of MuleSoft common stock, as of the date of the opinion, of the transaction consideration per share to be paid to such holders, taken in the aggregate, pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of MuleSoft, Salesforce, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The transaction consideration was determined through arm’s-length negotiations between MuleSoft and Salesforce and was approved by the MuleSoft Board. Goldman Sachs provided advice to MuleSoft during these negotiations. Goldman Sachs did not, however, recommend any specific amount or form of consideration to MuleSoft or the MuleSoft Board or that any specific amount or form of consideration constituted the only appropriate consideration for the transactions.

As described above, Goldman Sachs’ opinion to the MuleSoft Board was one of many factors taken into consideration by the MuleSoft Board in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of MuleSoft, Salesforce, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transactions for the accounts of Goldman Sachs and its affiliates and employees and their customers. Goldman Sachs acted as financial advisor to MuleSoft in connection with, and participated in certain of the negotiations leading to, the transactions. Goldman Sachs expects to receive fees for its services in connection with the transactions, the principal portion of which is contingent upon consummation of the transactions, and MuleSoft has agreed to reimburse certain of its expenses arising out of its engagement, and indemnify Goldman Sachs against certain liabilities that may arise, out of its engagement. Goldman Sachs has provided certain financial advisory and/or underwriting services to MuleSoft and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as an underwriter on MuleSoft’s initial public offering in March 2017. In the past two years, Goldman Sachs’ Investment Banking Division has not performed any financial advisory and/or underwriting services for Salesforce, any significant shareholder or any of their respective affiliates (including, if applicable, any portfolio companies) for which it has recognized compensation. Goldman Sachs may also in the future provide investment banking services to MuleSoft, Salesforce and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

The MuleSoft Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions. Pursuant to a letter agreement dated March 5, 2018, MuleSoft engaged Goldman Sachs to act as its financial advisor in connection with the transactions. The engagement letter between MuleSoft and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $46.3 million, approximately $3.0 million of which became payable upon the announcement of the merger agreement and the remainder of which is contingent upon consummation of the transactions. In addition, MuleSoft has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Information pertaining to the retention of Goldman Sachs in “Item 4. The Solicitation or Recommendation—Opinion of MuleSoft’s Financial Advisor” is incorporated herein by reference.

Except as set forth above, neither MuleSoft nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of MuleSoft on its behalf with respect to the offer or related matters.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to shares of MuleSoft common stock have been effected during the sixty days prior to the date of this Schedule 14D-9 by MuleSoft or, to MuleSoft’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries; other than:

Name	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
Greg Schott	2/20/2018	1,912	$0.00	Gift of Class A common stock
	2/26/2018	150,000	$0.68	Stock option exercise of Class B common stock
	2/26/2018	150,000	$0.00	Conversion of Class B common stock to Class A common stock
	2/26/2018	150,000	$30.10	Sale of Class A common stock pursuant to Rule 10b-5 plan
Mark Dao	2/20/2018	37,500	$7.06	Stock option exercise of Class B common stock
	2/20/2018	37,500	$0.00	Conversion of Class B common stock to Class A common stock
	2/20/2018	37,500	$30.37	Sale of Class A common stock pursuant to Rule 10b-5 plan
	2/21/2018	12,500	$7.06	Stock option exercise of Class B common stock
	2/21/2018	12,500	$0.00	Conversion of Class B common stock to Class A common stock
	2/21/2018	12,500	$30.20	Sale of Class A common stock pursuant to Rule 10b-5 plan
	3/6/2018	37,500	$7.06	Stock option exercise of Class B common stock
	3/6/2018	37,500	$0.00	Conversion of Class B common stock to Class A common stock
	3/6/2018	37,500	$34.08	Sale of Class A common stock pursuant to Rule 10b-5 plan
Rob Horton	2/22/2018	25,000	$0.68	Stock option exercise of Class B common stock
	2/22/2018	25,000	$0.00	Conversion of Class B common stock to Class A common stock
	2/22/2018	25,000	$30.56	Sale of Class A common stock pursuant to Rule 10b-5 plan
	2/23/2018	25,000	$0.68	Stock option exercise of Class B common stock
	2/23/2018	25,000	$0.00	Conversion of Class B common stock to Class A common stock
	2/23/2018	25,000	$30.81	Sale of Class A common stock pursuant to Rule 10b-5 plan
Matthew Langdon	2/20/2018	23,260	$2.21	Stock option exercise of Class B common stock
	2/20/2018	23,260	$0.00	Conversion of Class B common stock to Class A common stock

Name	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
	2/20/2018	23,260	$31.60	Sale of Class A common stock pursuant to Rule 10b-5 plan
	2/21/2018	23,260	$2.21	Stock option exercise of Class B common stock
	2/21/2018	23,260	$0.00	Conversion of Class B common stock to Class A common stock
	2/21/2018	23,260	$30.77	Sale of Class A common stock pursuant to Rule 10b-5 plan
Simon Parmett	2/20/2018	60,000	$0.00	Conversion of Class B common stock to Class A common stock
	2/20/2018	60,000	$31.51	Sale of Class A common stock pursuant to Rule 10b-5 plan
	2/23/2018	30,000	$0.00	Conversion of Class B common stock to Class A common stock
	2/23/2018	30,000	$30.78	Sale of Class A common stock pursuant to Rule 10b-5 plan
	2/26/2018	30,000	$0.00	Conversion of Class B common stock to Class A common stock
	2/26/2018	30,000	$30.12	Sale of Class A common stock pursuant to Rule 10b-5 plan
Mark Burton	2/20/2018	6,573	$0.05	Stock option exercise of Class B common stock
	2/20/2018	6,573	$0.00	Conversion of Class B common stock to Class A common stock
	2/20/2018	6,573	$31.54	Sale of Class A common stock pursuant to Rule 10b-5 plan
	2/21/2018	6,573	$0.05	Stock option exercise of Class B common stock
	2/21/2018	6,573	$0.00	Conversion of Class B common stock to Class A common stock
	2/21/2018	6,573	$30.69	Sale of Class A common stock pursuant to Rule 10b-5 plan
	2/28/2018	6,573	$0.05	Stock option exercise of Class B common stock
	2/28/2018	6,573	$0.00	Conversion of Class B common stock to Class A common stock
	2/28/2018	6,573	$31.08	Sale of Class A common stock pursuant to Rule 10b-5 plan
Michael Capellas	2/20/2018	8,750	$7.14	Stock option exercise of Class B common stock
	2/20/2018	8,750	$0.00	Conversion of Class B common stock to Class A common stock
	2/20/2018	8,750	$31.54	Sale of Class A common stock pursuant to Rule 10b-5 plan
Ravi Mhatre	2/21/2018	57,606	$0.00	Acquisition of Class A common stock pursuant to pro rata distribution from Lightspeed General Partner VII, L.P. (“LGP VII”)
Ann Winblad	2/20/2018	123,992	$0.00	Acquisition of Class A common stock pursuant to pro rata distribution from Hummer Winblad Equity Partners V, L.L.C. (“HW Equity V”)
	2/23/2018	284,417	$0.00	Acquisition of Class A common stock pursuant to pro rata distribution from HW Equity V
Hummer Winblad Venture Partners V, LLC (“HWVP V”)	2/20/2018	3,300,000	$0.00	Pro rata distribution of Class A common stock to its partners

Name	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
	2/23/2018	7,569,715	$0.00	Pro rata distribution of Class A common stock to its partners
HW Equity V	2/20/2018	247,983	$0.00	Acquisition of Class A common stock pursuant to pro rata distribution from HWVP V
	2/20/2018	247,983	$0.00	Pro rata distribution of Class A common stock pursuant to its members
	2/23/2018	1,949,183	$0.00	Acquisition of Class A common stock pursuant to pro rata distribution from HWVP V
	2/23/2018	1,949,183	$0.00	Pro rata distribution of Class A common stock pursuant to its members
Lightspeed Venture Partners VII, L.P. (“Lightspeed VII”)	2/21/2018	1,500,000	$0.00	Conversion of Class B common stock to Class A common stock
	2/21/2018	1,500,000	$0.00	Pro rata distribution of Class A common stock pursuant to its members
LGP VII	2/21/2018	386,250	$0.00	Acquisition of Class A common stock pursuant to pro rata distribution from Lightspeed VII
	2/21/2018	386,250	$0.00	Pro rata distribution of Class A common stock pursuant to its members
Barry Eggers	2/21/2018	56,359	$0.00	Acquisition of Class A common stock pursuant to pro rata distribution from LGP VII
	2/23/2018	50,000	$30.80	Sale of Class A common stock
Peter Nieh	2/21/2018	56,359	$0.00	Acquisition of Class A common stock pursuant to pro rata distribution from LGP VII
Christopher Schaepe	2/21/2018	56,359	$0.00	Acquisition of Class A common stock pursuant to pro rata distribution from LGP VII

Item 7. Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations

Except as described in this Schedule 14D-9 or in the offer, MuleSoft is not undertaking or engaged in any negotiation in response to the offer that relates to or would result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation involving MuleSoft or any subsidiary of MuleSoft; (ii) a purchase, sale or transfer of a material amount of assets of MuleSoft or any subsidiary of MuleSoft; (iii) an exchange offer for or other acquisition of MuleSoft’s securities by MuleSoft, any subsidiary of MuleSoft or any other person; or (iv) a material change in the present dividend rate or policy, indebtedness or capitalization of MuleSoft. As described in the merger agreement, the MuleSoft Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited takeover proposal.

Transactions and Other Matters

Except as set forth in this Schedule 14D-9, there is no transaction, resolution of the MuleSoft Board, agreement in principle or signed contract that is entered into in response to the offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

Item 8. Additional Information.

Regulatory Approvals

General

MuleSoft is not aware of any governmental license or regulatory permit that appears to be material to MuleSoft’s business that might be adversely affected by the acquisition of shares of MuleSoft common stock pursuant to the offer or, except as described below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the Offeror’s acquisition or ownership of shares of MuleSoft common stock pursuant to the offer or the merger. Should any of these approvals or other actions be required, MuleSoft and the Offeror currently contemplate that these approvals or other actions will be sought. There can be no assurance that (a) any of these approvals or other actions, if needed, will be obtained (with or without substantial conditions), (b) if these approvals were not obtained or these other actions were not taken adverse consequences would not result to MuleSoft business, or (c) certain parts of MuleSoft’s or Salesforce’s, or any of their respective subsidiaries’, businesses, would not have to be disposed of or held separate. The Offeror’s obligation under the offer to accept for exchange and pay for shares of MuleSoft common stock is subject to certain conditions. See “The Offer—Conditions of the Offer” in the offer to exchange.

Subject to the terms and conditions of the merger agreement, Salesforce and MuleSoft have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the offer and the merger as soon as practicable after the date of the merger agreement. Notwithstanding the foregoing, none of Salesforce, the Offeror or any of their respective subsidiaries is required to, and MuleSoft may not and may not permit any of its subsidiaries to, without the prior written consent of Salesforce, become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (a) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of MuleSoft, Salesforce or their respective subsidiaries, (b) conduct, restrict, operate, invest or otherwise change the assets, the business or portion of the business of MuleSoft, Salesforce or their respective subsidiaries or (c) impose any restriction, requirement or limitation on the operation of the business or portion of the business of MuleSoft, Salesforce or their respective subsidiaries. However, if requested by Salesforce, MuleSoft or its subsidiaries will become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement or order so long as such requirement, condition, limitation, understanding, agreement or order is only binding on MuleSoft or its subsidiaries in the event the merger is completed.

HSR Act

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (which we refer to as the “HSR Act”) and the rules that have been promulgated thereunder, the offer may not be completed until MuleSoft and Salesforce file a Notification and Report Form with the Federal Trade Commission (which we refer to as the “FTC”) and the Antitrust Division of the U.S. Department of Justice (which we refer to as the “DOJ”) under the HSR Act, and the applicable waiting period has expired or been terminated, which is also a condition to the consummation of the offer.

Pursuant to the requirements of the HSR Act, MuleSoft and Salesforce each filed a Notification and Report Form with respect to the offer and the merger with the Antitrust Division of the DOJ and the FTC on March 26, 2018. The 30-day waiting period under the HSR Act will expire at 11:59 p.m., New York time, on April 25, 2018, unless terminated early or extended by a request for additional information or documentary materials.

At any time before or after consummation of the transactions, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary under the applicable statutes, including seeking to enjoin the completion of the offer or the merger, seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. At any time before or after the completion of the transactions, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary. Such action could include seeking to enjoin the completion of the offer or the merger or seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

There can be no assurance that a challenge to the transactions on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “The Offer—Conditions of the Offer” in the offer to exchange.

Notice of Appraisal Rights

Holders of shares of MuleSoft common stock will not have appraisal rights in connection with the offer and holders who tender their shares of MuleSoft common stock in the offer will not have appraisal rights in connection with the merger. However, if the Offeror purchases shares of MuleSoft common stock in the offer, and the merger is consummated, holders of shares of MuleSoft common stock immediately prior to the effective time who have not validly tendered such shares and who otherwise properly comply with the applicable requirements and procedures of Section 262 of the DGCL (including with respect to certain aggregate ownership requirements) will, subject to the conditions thereof, be entitled to appraisal of their shares and the right to receive in cash the “fair value” of their shares, as determined by the Delaware Court of Chancery under Section 262 of the DGCL.

Such appraised value could be greater than, less than or the same as the per share consideration payable in the offer or the per share consideration payable in the merger (which is equivalent in amount to the per share consideration payable in the offer).

THE FOLLOWING DISCUSSION SUMMARIZES APPRAISAL RIGHTS OF STOCKHOLDERS UNDER THE DGCL IN CONNECTION WITH THE MERGER ASSUMING THAT THE MERGER IS CONSUMMATED PURSUANT TO SECTION 251(H) OF THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SCHEDULE 14D-9 AS ANNEX B. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “STOCKHOLDER” OR A “HOLDER OF SHARES” ARE TO THE RECORD HOLDER OF SHARES OF MULESOFT COMMON STOCK.

UNDER DELAWARE LAW, THE PROCEDURES TO PROPERLY DEMAND AND PERFECT APPRAISAL RIGHTS MUST, UNLESS OTHERWISE NOTED, BE CARRIED OUT BY AND IN THE NAME OF THOSE REGISTERED AS THE HOLDERS OF RECORD OF THE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES OF MULESOFT COMMON STOCK HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, WHO WISHES TO DEMAND SUCH APPRAISAL RIGHTS MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW THE STEPS SUMMARIZED BELOW PROPERLY AND IN A TIMELY MANNER TO PERFECT APPRAISAL RIGHTS IN COMPLIANCE WITH THE REQUIREMENTS OF SECTION 262 OF THE DGCL. STOCKHOLDERS SHOULD CAREFULLY REVIEW THE FULL TEXT OF SECTION 262 OF THE DGCL AS WELL AS THE INFORMATION DISCUSSED BELOW.

Under the DGCL, if the merger is completed, holders of shares of MuleSoft common stock immediately prior to the effective time who (i) did not tender their shares of MuleSoft common stock in the offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, may be entitled to have their shares of MuleSoft common stock appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, as determined by such court. However, after an appraisal petition has been filed, the Delaware Court of Chancery will dismiss appraisal proceedings as to all holders of shares of Class A common stock of MuleSoft who asserted appraisal rights unless (a) the total number of shares for which appraisal rights have been pursued and perfected exceeds 1% of the outstanding shares of the class or series eligible for appraisal as measured in accordance with Section 262(g) of the DGCL, or (b) the value of the transaction consideration in respect of such total number of shares seeking appraisal exceeds $1 million. We refer to these conditions as the “ownership thresholds.”

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL.

THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. A COPY OF THE FULL TEXT OF SECTION 262 OF THE DGCL IS ATTACHED TO THIS SCHEDULE 14D-9 AS ANNEX B.

ANY HOLDER OF SHARES OF MULESOFT COMMON STOCK WHO WISHES TO EXERCISE SUCH APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE HIS, HER OR ITS RIGHT TO DO SO SHOULD REVIEW THE FOLLOWING DISCUSSION AND ANNEX B CAREFULLY BECAUSE FAILURE TO TIMELY AND PROPERLY COMPLY WITH THE PROCEDURES SPECIFIED WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS UNDER THE DGCL.

Any MuleSoft stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a MuleSoft stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such MuleSoft stockholder must do all of the following:

(i)	within the later of the consummation of the offer and 20 days after the date of this Schedule 14D-9, deliver to MuleSoft at the address indicated below a written demand for appraisal of the shares of MuleSoft common stock held, which demand must reasonably inform MuleSoft of the identity of the stockholder and that the stockholder is demanding appraisal;

(ii)	not tender his, her or its shares of MuleSoft common stock in the offer;

(iii)	continuously hold of record the shares of MuleSoft common stock from the date on which the written demand for appraisal is made through the effective time; and

(iv)	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights.

In addition, one of the ownership thresholds (described above) must be met in order that holders of shares of Class A common stock retain appraisal rights and a MuleSoft stockholder (or any person who is the beneficial owner of shares of MuleSoft common stock held either in a voting trust or by a nominee on behalf of such person) or the surviving corporation in the merger must file a petition in the Delaware Court of Chancery demanding a determination of the value of the stock of all such stockholders within 120 days after the effective time. The surviving corporation in the merger is under no obligation to file any such petition and has no intention of doing so.

The right to appraisal will be lost unless it is perfected by satisfying the requirements of Section 262 of the DGCL, the text of which is set forth in full in Annex B hereto. The statutory right of appraisal granted by Section 262 of the DGCL is subject to strict compliance with the procedures set forth therein. Mere failure to tender shares of MuleSoft common stock pursuant to the offer, failure to execute and return a letter of transmittal to the depositary or failure to deliver share certificates to the depositary, as the case may be, does NOT satisfy the requirements of Section 262 of the DGCL. Rather, a separate written demand for appraisal must be properly executed and timely delivered to MuleSoft as described herein.

At any time within 60 days after the effective time, any MuleSoft stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger (without interest). After that period, a MuleSoft stockholder may withdraw a demand for appraisal only with the written consent of MuleSoft. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any MuleSoft stockholder, however, without the approval of the Delaware Court of Chancery, which may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that this provision shall not affect the right of any MuleSoft stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger within 60 days after the effective time.

Notice by the Surviving Corporation

If the merger is consummated pursuant to Section 251(h) of the DGCL, Salesforce will cause MuleSoft as the surviving corporation in the merger to deliver an additional notice of the effective date of the merger to all MuleSoft stockholders who delivered a written demand to MuleSoft pursuant to paragraph (i) above and who are entitled to appraisal rights on or within ten days of the closing of the merger, as required by Section 262(d)(2) of the DGCL. If the merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in paragraph (i) above (or to take any action or meet any requirement specified in paragraphs (i) through (iv) above) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to

MuleSoft, Inc.,

77 Geary Street, Suite 400

San Francisco, California 94108

Attention: General Counsel

If the shares of MuleSoft common stock are owned of record in a representative or fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the shares of MuleSoft common stock are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of shares of MuleSoft common stock held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the shares of MuleSoft common stock. If the shares of MuleSoft common stock are held through a brokerage firm, bank or other nominee who in turn holds the shares of MuleSoft common stock through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such shares of

MuleSoft common stock must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds shares of MuleSoft common stock through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the shares of MuleSoft common stock should instruct the nominee holder that the demand for appraisal should be made by the record holder of the shares of MuleSoft common stock, which may be a central securities depository nominee if the shares of MuleSoft common stock have been so deposited. As required by Section 262 of the DGCL, a demand for appraisal must reasonably inform MuleSoft of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such shares of MuleSoft common stock.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds shares of MuleSoft common stock as a nominee for several beneficial owners may exercise appraisal rights with respect to the shares of MuleSoft common stock held for one or more beneficial owners while not exercising such rights with respect to the shares of MuleSoft common stock held for other beneficial owners. In such case, the written demand must set forth the number of shares of MuleSoft common stock covered by the demand. Where the number of shares of MuleSoft common stock is not expressly stated, the demand will be presumed to cover all shares of MuleSoft common stock held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the effective time, but not thereafter, the surviving corporation in the merger, or any holder of shares of MuleSoft common stock who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of MuleSoft common stock held by all holders who did not tender in the offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of shares of MuleSoft common stock who had previously demanded appraisal of their shares of MuleSoft common stock. The surviving corporation in the merger is under no obligation to and has no present intention to file a petition and holders should not assume that the surviving corporation in the merger will file a petition or that it will initiate any negotiations with respect to the fair value of the shares of MuleSoft common stock. Accordingly, it is the obligation of the holders of shares of MuleSoft common stock to initiate all necessary action to perfect their appraisal rights in respect of the shares of MuleSoft common stock within the period prescribed in Section 262 of the DGCL.

Within 120 days after the effective time, any holder of shares of MuleSoft common stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation in the merger a statement setting forth the aggregate number of shares of MuleSoft common stock not tendered into the offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares of MuleSoft common stock. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation in the merger or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the shares of MuleSoft common stock, a person who is the beneficial owner of shares of MuleSoft common stock held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not properly withdrawn, may, in such person’s own name, file a petition for appraisal or request from the surviving corporation in the merger the statement described in this paragraph.

Upon the filing of such petition by any such holder of shares of MuleSoft common stock, service of a copy thereof must be made upon the surviving corporation in the merger, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (which we refer to as the “verified list”) containing the names and addresses of all MuleSoft stockholders who have demanded payment for their shares of MuleSoft common stock and with whom agreements as to the value of their shares of MuleSoft common stock has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the surviving corporation in the merger and all of the MuleSoft stockholders shown on the verified list at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the surviving corporation in the merger.

After notice to the MuleSoft stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those MuleSoft stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the MuleSoft stockholders who demanded payment for their shares of MuleSoft common stock and who hold stock represented by certificates to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such MuleSoft stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that MuleSoft stockholder.

The Delaware Court of Chancery will dismiss appraisal proceedings as to all holders of shares of Class A common stock who assert appraisal rights unless at least one of the ownership thresholds (described above) is met.

Determination of Fair Value

After the Delaware Court of Chancery determines which MuleSoft stockholders are entitled to appraisal, and, with respect to holders of shares of Class A common stock, that at least one of the ownership thresholds (described above) has been satisfied in respect of the MuleSoft stockholders seeking appraisal rights, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the “fair value” of the shares of MuleSoft common stock subject to appraisal, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value.

Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time and the date of payment of the judgment. MuleSoft, however, has the right at any time before the entry of judgment in the appraisal proceedings, to voluntarily pay to each stockholder entitled to appraisal an amount in cash. If MuleSoft elects to make such a voluntary payment pursuant to Section 262(h) of the DGCL, interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount paid by MuleSoft in such voluntary cash payment and the fair value of the shares of MuleSoft common stock as determined by the Delaware Court of Chancery, and (2) interest accrued prior to such voluntary payment, unless paid at that time. MuleSoft, however, is under no obligation to make such a voluntary cash payment prior to such entry of judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

MuleSoft stockholders considering the exercise of appraisal rights should be aware that the fair value of their shares of MuleSoft common stock as determined under Section 262 of the DGCL could be more than, the same as or less than the per share consideration payable in the offer or the per share consideration payable in the merger (which is equivalent in amount to the per share consideration payable in the offer) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the offer and the merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although MuleSoft believes that the per share consideration payable in the merger (which is equivalent in amount to the per share consideration payable in the offer) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and MuleSoft stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the per share consideration payable in the offer or the per share consideration payable in the merger (which is equivalent in amount to the consideration payable in the offer). Neither Salesforce nor MuleSoft anticipates offering more than the per share consideration payable in the offer to any MuleSoft stockholder exercising appraisal rights, and MuleSoft reserves the right to make a voluntary cash payment pursuant to Section 262(h) of the DGCL and to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a share of MuleSoft common stock is less than the per share consideration payable in the offer or the per share consideration payable in the merger (which is equivalent in amount to the per share consideration payable in the offer).

Upon application by the surviving corporation in the merger or by any holder of shares of MuleSoft common stock entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the MuleSoft stockholders entitled to an appraisal. Any holder of shares of MuleSoft common stock whose name appears on the verified list and who has submitted such MuleSoft stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such MuleSoft stockholder is not entitled to appraisal rights or, with respect to holders of shares of Class A common stock, that neither of the ownership thresholds (described above) is met. The Delaware Court of Chancery will direct the payment of the fair value of the shares of MuleSoft common stock, together with interest, if any, by the surviving corporation in the merger to the MuleSoft stockholders entitled thereto. Payment will be so made to each such MuleSoft stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares of MuleSoft common stock represented by certificates, upon the surrender to the surviving corporation of such MuleSoft stockholder’s certificates. The Delaware Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a MuleSoft stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a MuleSoft stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all of the shares of MuleSoft common stock entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any MuleSoft stockholder who has demanded appraisal rights in compliance with Section 262 of the DGCL will not, after the effective time, be entitled to vote his or her shares of MuleSoft common stock for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of shares of MuleSoft common stock as of a date prior to the effective time.

If any MuleSoft stockholder who demands appraisal of shares of MuleSoft common stock under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s shares of MuleSoft common stock will be deemed to have been converted at the effective time into the right to receive the per share consideration payable in the merger (which is equivalent in amount to the per share consideration payable in the offer), without interest. A MuleSoft stockholder will fail to perfect, or effectively lose, such stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time or, with respect to holders of shares of Class A common stock, if neither ownership threshold (described above) has been met in respect of the MuleSoft stockholders seeking appraisal rights. In addition, as indicated above, a MuleSoft stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the per share consideration payable in the merger.

IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU MUST NOT TENDER YOUR SHARES OF MULESOFT COMMON STOCK IN THE OFFER AND MUST STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL. IF YOU FAIL TO TAKE ANY REQUIRED STEP IN CONNECTION WITH THE EXERCISE OF APPRAISAL RIGHTS, IT MAY RESULT IN THE TERMINATION OR WAIVER OF YOUR APPRAISAL RIGHTS.

THE FOREGOING SUMMARY OF THE RIGHTS OF MULESOFT STOCKHOLDERS TO SEEK APPRAISAL UNDER DELAWARE LAW DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY THE MULESOFT STOCKHOLDERS DESIRING TO EXERCISE ANY APPRAISAL RIGHTS AVAILABLE THEREUNDER AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SECTION 262 OF THE DGCL. THE PROPER EXERCISE OF APPRAISAL RIGHTS REQUIRES STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL. A COPY OF SECTION 262 OF THE DGCL IS INCLUDED AS ANNEX B TO THIS SCHEDULE 14D-9.

Business Combination Statute

Section 203 of the DGCL generally prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding “voting stock” (as such term is defined in Section 203 of the DGCL)) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

(i)	before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

(ii)	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange Offer); or

(iii)	following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3%, or two-thirds, of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the merger agreement, the offer and the merger, the MuleSoft Board adopted a resolution approving the merger agreement and the transactions contemplated by the merger agreement, including the offer, the merger and the support agreements for purposes of Section 203 of the DGCL, but only insofar as each of the offer and the merger are consummated in accordance with the terms of the merger agreement.

Stockholder Approval Not Required

Neither Salesforce nor the Offeror is, nor at any time for the past three years has been, an “interested stockholder” of MuleSoft as defined in Section 203 of the DGCL that would be subject to the supermajority vote requirements described in Section 203 of the DGCL. If the offer is consummated, Salesforce and the Offeror do not anticipate seeking the approval of MuleSoft’s remaining public stockholders before effecting the merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offeror consummates the offer, the merger agreement contemplates that the parties may effect the closing of the merger without a vote of the stockholders of MuleSoft in accordance with Section 251(h) of the DGCL.

Cautionary Statements Regarding Forward-Looking Statements

Information both included and incorporated by reference in this document may contain forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Words such as “expects,” “anticipates,” “aims,” “projects,” “intends,” “plans,” “believes,” “estimates,” “seeks,” “assumes,” “may,” “should,” “could,” “would,” “foresees,” “forecasts,” “predicts,” “targets,” variations of such words and similar expressions are intended to identify such forward-looking statements, which may consist of, among other things, trend analyses and statements regarding future events, future financial performance, anticipated growth and industry prospects. These forward-looking statements are based on current expectations, estimates and forecasts, as well as the beliefs and assumptions of MuleSoft’s management, and are subject to risks and uncertainties that are difficult to predict, including:

•	MuleSoft’s ability to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations;

•	the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of shares of MuleSoft’s common stock being validly tendered into the exchange offer to meet the minimum tender condition;

•	Salesforce’s ability to successfully integrate MuleSoft’s operations;

•	Salesforce’s ability to implement Salesforce’s plans, forecasts and other expectations with respect to MuleSoft’s business after the completion of the transaction and realize expected synergies;

•	MuleSoft’s ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period;

•	MuleSoft’s ability to secure regulatory approvals on the terms expected in a timely manner or at all;

•	disruption from the transaction making it more difficult to maintain business and operational relationships;

•	the negative side effects of the announcement or the consummation of the transaction on the market price of MuleSoft’s common stock or on MuleSoft’s operating results;

•	the amount of the costs, fees, expenses and charges related to the offer and the merger;

•	unknown liabilities;

•	the risk of litigation or regulatory actions related to the transaction;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement;

•	the effect of general economic and market conditions;

•	the impact of foreign currency exchange rate and interest rate fluctuations on MuleSoft’s results;

•	MuleSoft’s business strategy and plan to build its business;

•	the pace of change and innovation in enterprise cloud computing services;

•	the competitive nature of the market in which the parties participate;

•	MuleSoft’s international expansion strategy;

•	MuleSoft’s service performance and security, including the resources and costs required to prevent, detect and remediate potential security breaches;

•	the expenses associated with new data centers and third-party infrastructure providers;

•	additional data center capacity;

•	real estate and office facilities space;

•	MuleSoft’s operating results and cash flows;

•	new services and product features;

•	MuleSoft’s strategy of acquiring or making investments in complementary businesses, joint ventures, services, technologies and intellectual property rights;

•	the performance and fair value of MuleSoft’s investments in complementary businesses through MuleSoft’s strategic investment portfolio;

•	MuleSoft’s ability to realize the benefits from strategic partnerships and investments;

•	MuleSoft’s ability to successfully integrate acquired businesses and technologies;

•	MuleSoft’s ability to continue to grow and maintain deferred revenue and unbilled deferred revenue;

•	MuleSoft’s ability to protect its intellectual property rights;

•	MuleSoft’s ability to develop its brands;

•	MuleSoft’s reliance on third-party hardware, software and platform providers;

•	MuleSoft’s dependency on the development and maintenance of the infrastructure of the Internet;

•	the effect of evolving domestic and foreign government regulations, including those related to the provision of services on the Internet, those related to accessing the Internet, and those addressing data privacy, cross-border data transfers and import and export controls;

•	the valuation of MuleSoft’s deferred tax assets; the potential availability of additional tax assets in the future; the impact of new accounting pronouncements and tax laws, including the U.S. Tax Cuts and Jobs Act, and interpretations thereof; and uncertainties affecting MuleSoft’s ability to estimate its tax rate;

•	the impact of expensing stock options and other equity awards;

•	the sufficiency of MuleSoft’s capital resources;

•	compliance with MuleSoft’s covenants and capital lease obligations;

•	current and potential litigation involving Salesforce or MuleSoft;

•	the impact of climate change; and

•	other risks detailed in MuleSoft’s and Salesforce’s filings with the SEC (see “—Where You Can Find More Information”).

Where You Can Find More Information

MuleSoft and Salesforce are subject to the informational requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the SEC relating to their business, financial condition and other matters. MuleSoft and Salesforce are required to disclose in such proxy statements certain information, as of particular dates, concerning their respective directors and officers, their remuneration, stock options granted to them, the principal holders of their securities and any material interest of such persons in transactions with MuleSoft or Salesforce, as applicable. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at www.sec.gov.

The SEC allows MuleSoft to “incorporate by reference” information into this Schedule 14D-9, which means that MuleSoft can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

MuleSoft incorporates by reference in this Schedule 14D-9 the following documents filed with the SEC pursuant to the Exchange Act (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K):

•	MuleSoft’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed on February 22, 2018;

•	MuleSoft’s Current Reports on Form 8-K filed on March 20, 2018, and March 21, 2018.

MuleSoft also incorporates by reference any future filings made by it with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K that is filed in the future and is not deemed filed under the Exchange Act).

Item 9. Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference.

Exhibit No.	Description

(a)(1)(A)	Prospectus/Offer to Exchange, dated April 2, 2018 (incorporated by reference to the Form S-4 filed by salesforce.com, inc. with the SEC on April 2, 2018)

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to the Form S-4 filed by salesforce.com, inc. with the SEC on April 2, 2018)

(a)(1)(C)	Form of Letter to Brokers, Dealers Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Form S-4 filed by salesforce.com, inc. with the SEC on April 2, 2018)

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Form S-4 filed by salesforce.com, inc. with the SEC on April 2, 2018)

(a)(2)*	Letter to stockholders of MuleSoft, Inc.

(a)(4)	Prospectus/Offer to Exchange, dated April 2, 2018 (incorporated by reference to the Form S-4 filed by salesforce.com, inc. with the SEC on April 2, 2018)

(a)(5)(A)	Joint Press Release, dated as of March 20, 2018, issued by salesforce.com, inc. and MuleSoft, Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by MuleSoft, Inc. with the SEC on March 20, 2018)

(a)(5)(B)	Form of Summary Advertisement (incorporated by reference to Exhibit (a)(5)(L) to the Schedule TO filed by salesforce.com, inc. with the SEC on April 2, 2018)

(a)(5)(C)*	Opinion of Goldman Sachs & Co. LLC, dated March 20, 2018 (included as Annex A to this Schedule 14D-9)

(a)(5)(D)	Blog Post by Greg Schott, dated March 20, 2018 (incorporated by reference to the Form 425 filed by MuleSoft, Inc. with the SEC on March 21, 2018)

(a)(5)(E)	Employee Email from Greg Schott, dated March 20, 2018 (incorporated by reference to the Form 425 filed by MuleSoft, Inc. with the SEC on March 21, 2018)

(a)(5)(F)	MuleSoft public FAQ, first used March 21, 2018 (incorporated by reference to the Form 425 filed by MuleSoft, Inc. with the SEC on March 21, 2018)

(a)(5)(G)	Social media materials, first used March 21, 2018 (incorporated by reference to the Form 425 filed by MuleSoft, Inc. with the SEC on March 21, 2018)

(a)(5)(H)	Form of MuleSoft Customer Email, first used March 21, 2018 (incorporated by reference to the Form 425 filed by MuleSoft, Inc. with the SEC on March 21, 2018)

(a)(5)(I)	Form of MuleSoft Partner Email, first used March 21, 2018 (incorporated by reference to the Form 425 filed by MuleSoft, Inc. with the SEC on March 21, 2018)

(a)(5)(J)	Investor Presentation Materials, dated March 20, 2018, titled “Salesforce Agrees to Acquire MuleSoft” (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by salesforce.com, inc. with the SEC on March 20, 2018)

(a)(5)(K)	Certain communications by Salesforce in connection with the acquisition of MuleSoft by Salesforce (incorporated by reference to the Form 425 filed by salesforce.com, inc. on March 20, 2018)

Exhibit No.	Description

(a)(5)(L)	Employee FAQ to Salesforce employees (incorporated by reference to the Form 425 filed by salesforce.com, inc. with the SEC on March 21, 2018)

(a)(5)(M)	Interview of Bret Taylor, President and Chief Product Officer of Salesforce, with Bloomberg, dated March 22, 2018 (incorporated by reference to the Form 425 filed by salesforce.com, inc. with the SEC on March 23, 2018)

(a)(5)(N)	Email from Bret Taylor, President and Chief Product Officer of Salesforce, to Salesforce employees, dated March 27, 2018 (incorporated by reference to the Form 425 filed by salesforce.com, inc. with the SEC on March 27, 2018)

(a)(5)(O)	Transcript from a conference call held by Salesforce and MuleSoft to discuss the acquisition of MuleSoft by Salesforce (incorporated by reference to the Form 425 filed by salesforce.com, inc. with the SEC on March 21, 2018)

(a)(5)(P)	Form of Talent Email, first used March 22, 2018 (incorporated by reference to the Form 425 filed by MuleSoft, Inc. with the SEC on March 22, 2018)

(a)(5)(Q)	Transcript from a webinar presented to employees, first used on March 28, 2018 (incorporated by reference to the Form 425 filed by MuleSoft, Inc. with the SEC on March 28, 2018)

(e)(1)	Agreement and Plan of Merger, dated as of March 20, 2018, by and among salesforce.com, inc., Malbec Acquisition Corp. and MuleSoft, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by salesforce.com, inc. with the SEC on March 21, 2018)

(e)(2)	Tender and Support Agreement, dated as of March 20, 2018, by and among salesforce.com, inc., Malbec Acquisition Corp. and NEA 15 Opportunity Fund, L.P., NEA Ventures 2013, L.P., New Enterprises Associates 14, L.P., New Enterprises 15, L.P., Lightspeed Venture Partners Select, L.P. and Lightspeed Venture Partners VII, L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by salesforce.com, inc. with the SEC on March 21, 2018)

(e)(3)	Tender and Support Agreement, dated as of March 20, 2018, by and among salesforce.com, inc., Malbec Acquisition Corp. and Simon Parmett, Greg Schott, Rob Horton, Matthew Langdon, Ross Mason, Ann Winblad, Little Family 1995 TR, Ravi Mhatre and Mhatre Investments LP-Fund 4 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by salesforce.com, inc. with the SEC on March 21, 2018)

(e)(4)	Confidentiality Agreement, dated as of March 2, 2018, by and between salesforce.com, inc. and MuleSoft, Inc. (incorporated by reference to Exhibit 99.5 to the Form S-4 filed by salesforce.com, inc. with the SEC on April 2, 2018)

(e)(5)	Exclusivity Agreement, dated as of March 8, 2018, by and between salesforce.com, inc. and MuleSoft, Inc. (incorporated by reference to Exhibit 99.6 to the Form S-4 filed by salesforce.com, inc. with the SEC on April 2, 2018)

(e)(6)	Letter Agreement, dated as of March 19, 2018, by and between Greg Schott and MuleSoft, Inc. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by MuleSoft, Inc. with the SEC on March 21, 2018)

(e)(7)	Letter Agreement, dated as of March 19, 2018, by and between Simon Parmett and MuleSoft, Inc. (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by MuleSoft, Inc. with the SEC on March 21, 2018)

(e)(8)	Letter Agreement, dated as of March 19, 2018, by and between Mark Dao and MuleSoft, Inc. (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by MuleSoft, Inc. with the SEC on March 21, 2018)

Exhibit No.	Description

(e)(9)*	Letter Agreement, dated as of March 19, 2018, by and between Brian Miller and MuleSoft, Inc.

(e)(10)*	Letter Agreement, dated as of March 19, 2018, by and between Leslie Kurkjian and MuleSoft, Inc.

(e)(11)*	Letter Agreement, dated as of March 19, 2018, by and between Matthew Langdon and MuleSoft, Inc.

(e)(12)*	Letter Agreement, dated as of March 19, 2018, by and between Rob Horton and MuleSoft, Inc.

(e)(13)*	Letter Agreement, dated as of March 19, 2018, by and between Uri Sarid and MuleSoft, Inc.

(e)(14)*	Letter Agreement, dated as of March 19, 2018, by and between Vidya Peters and MuleSoft, Inc.

(e)(15)	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Form S-1 filed by MuleSoft, Inc. with the SEC on February 17, 2017)

*	Filed herewith

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MULESOFT, INC.

Date: April 2, 2018	By:	/s/ Matthew Langdon
Name: Matthew Langdon
Title: Chief Financial Officer

200 West Street | New York, NY 10282-2198

Tel: 212-902-1000 | Fax: 212-902-3000

[Letterhead of Goldman Sachs & Co. LLC]

PERSONAL AND CONFIDENTIAL

March 20, 2018

Board of Directors

MuleSoft, Inc.

77 Geary Street, Suite 400

San Francisco, CA 94108

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Salesforce.com, Inc. (“Buyer”) and its affiliates) of all of the outstanding shares of Class A common stock, $0.000025 par value per share (the “Class A Shares”), and Class B common stock, $0.000025 par value per share (the “Class B Shares”, and together with the Class A Shares, the “Shares”), of MuleSoft, Inc. (the “Company”) of the Consideration (as defined below) to be paid to such holders, taken in the aggregate, pursuant to the Agreement and Plan of Merger, dated as of March 20, 2018, by and among the Company, Malbec Acquisition Corp., a wholly owned subsidiary of Buyer (“Acquisition Sub”), and Buyer (the “Agreement”). The Agreement provides for an exchange offer for all of the Shares (the “Exchange Offer”) pursuant to which Acquisition Sub will exchange $36.00 in cash (the “Cash Consideration”) and 0.0711 of a share of common stock, par value $0.001 per share (the “Buyer Common Stock) of Buyer (the “Stock Consideration”; together with the Cash Consideration, the (“Consideration”)) for each Share accepted. The Agreement further provides that, following completion of the Exchange Offer, Acquisition Sub will merge with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by Buyer or Acquisition Sub, owned or held in treasury by the Company or held by a holder who has not tendered in the Exchange Offer and has properly exercised appraisal rights in respect of such Shares in accordance with Section 262 of the General Corporation Law of the State of Delaware) will be converted into the Consideration.

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Buyer, any of their respective affiliates and third parties or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as an underwriter on the Company’s initial public offering in March 2017. We may also in the future provide financial advisory and/or underwriting services to the Company, Buyer, and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Buyer for the three fiscal years ended December 31, 2017 and five fiscal years ended January 31, 2018, respectively; the Company’s Registration

Statement on Form S-1, including the Company’s prospectus contained therein, dated March 16, 2017; certain

Board of Directors

MuleSoft, Inc.

March 20, 2018

Page Two

other communications from the Company and Buyer to their respective stockholders; certain publicly available research analyst reports for the Company and Buyer; certain internal financial analyses and forecasts for the Company prepared by its management and certain internal financial analyses and forecasts for Buyer prepared by its management, in each case as approved for our use by the Company (the “Forecasts”); and certain analyses prepared by the management of the Company related to the expected utilization of certain net operating loss carryforwards, as approved for our use by the Company (the “NOL Forecasts”). We have also held discussions with members of the senior managements of the Company and Buyer regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and Buyer; reviewed the reported price and trading activity for the Class A Shares and shares of Buyer Common Stock; compared certain financial and stock market information for the Company and Buyer with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the software industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the NOL Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Buyer or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Buyer or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders (other than Buyer and its affiliates) of Shares, as of the date hereof, of the Consideration to be paid to such holders, taken in the aggregate, pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the allocation of the consideration payable pursuant to the Agreement, including among the holders of Class A Shares and Class B Shares, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than Buyer and its affiliates) of Shares, taken in the aggregate, pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Buyer Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Buyer or the ability of

Board of Directors

MuleSoft, Inc.

March 20, 2018

Page Three

the Company or Buyer to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Exchange Offer. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders (other than Buyer and its affiliates) of Shares taken in the aggregate, pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman Sachs & Co. LLC
(GOLDMAN SACHS & CO. LLC)

Section 262 of the General Corporation Law of the State of Delaware

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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